Exhibit 99.1

NANO DIMENSION LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at the offices of the Company’s counsel Sullivan (Har-Even & Co.) at “Beit Zion,” 41-45 Rothschild Blvd., 7th Fl., Tel Aviv 6578401, Israel, on July 7, 2020, at 12:00 p.m. Israel time.

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s financial statements for the fiscal year ended December 31, 2019;

2.	To approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2020, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation;

3.	To increase the Company’s registered share capital and to amend and restate the Company’s Articles of Association to reflect the same;

4.	To approve an Amendment to the Company’s Articles of Association with respect to a shareholders rights plan.

5.	To approve an Amendment to the Company’s compensation policy;

6.	To approve the terms of compensation of the Company’s President and Chief Executive Officer;

7.	To approve an investment by the Company’s President and Chief Executive Officer in a warrant transaction; and

8.	To approve a grant of options to the Company’s directors.

The Board of Directors unanimously recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on June 8, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Each of Proposals No. 1, 2, and 3 to be presented at the Meeting require a Simple Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting. Proposals No. 4, 5, 6 and 7 require a Special Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting.

At the Meeting, the shareholders will not be asked to vote on the re-election of the members of the Board of Directors. Following the extraordinary meeting of shareholders of the Company held on April 16, 2020, where the shareholders of the Company approved the adoption of the Company’s Amended and Restated Articles of Association, the Board of Directors is divided into three classes with staggered three-year terms. The term of the first class of directors will expire at the Company’s annual general meeting of shareholders to be held in 2021.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders holding Ordinary Shares may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership that complies with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760 – 2000, as amended, as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Mr. Yoav Stern, not less than 48 hours prior to the Meeting. In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date.

ADS holders should return their proxies by the date set forth on their voting instruction card.

Sincerely,

Ofir Baharav

Chairman of the Board of Directors

June 2, 2020

NANO DIMENSION LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

July 7, 2020

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on July 7, 2020, at 12:00 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 0.10 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, July 7, 2020, at 1:30 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), Proposals No. 1, 2, and 3 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Israeli Companies Law, Proposals No. 4, 5, 6 and 7 described hereinafter requires the affirmative vote of at least a majority of the votes of shareholders present and voting, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Israeli Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal for which you failed to provide notification.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2019 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2019

Pursuant to the Israeli Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2019, to the Company’s shareholders. The financial statements are available on the Company’s website at the following address:

http://investors.nano-di.com/Cache/IRCache/0cb8f098-f1ef-ef35-674f-bea9ce6c83a2.PDF?O=PDF&T=&Y=&D=&FID=0cb8f098-f1ef-ef35-674f-bea9ce6c83a2&iid=4668794

The contents of the Company’s website are not part of this proxy.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2019.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

PROPOSAL 1

APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS

(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“Somekh Chaikin”), as the Company’s independent registered public accounting firm for the year ending December 31, 2020, and until the next annual general meeting, and authorized the Company’s Board of Directors to determine their compensation.

The Board of Directors believes that the appointment of Somekh Chaikin as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the Company’s independent registered public accounting firm for the year ending December 31, 2020, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation.”

The appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

TO INCREASE THE COMPANY’S REGISTERED SHARE CAPITAL

Following the approval of the Company’s Board of Directors, the shareholders of the Company are requested to approve an increase to the Company’s authorized share capital by NIS 1,000,000,000 (the “Increase of Share Capital”). Accordingly, after giving effect to the Increase of Share Capital, the authorized share capital of the Company will be NIS 1,250,000,000 divided into 12,500,000,000 Ordinary Shares, par value NIS 0.10 each1.

As of the date hereof, the Company has 2,500,000,000 authorized Ordinary Shares par value NIS 0.10 each. After the issuance in the Company’s registered direct offering on May 22, 2020, of 17,950,000 ADSs (representing 897,500,000 Ordinary Shares), we had 670,813 Ordinary Shares available for issuance. In addition, the Company agreed to issue to the placement agent in such offering warrants to purchase 897,500 ADSs (representing 44,875,000 Ordinary Shares) (the “Placement Agent Warrants”). As the Company does not currently have enough authorized shares to cover the issuance of the shares underlying the Placement Agent Warrants, the Company has undertaken to hold a meeting of the Company’s shareholders in order to increase the Company’s authorized share capital. If the Company’s shareholders do not approve such increase, the Company will be in default of the Placement Agent Warrants.

The Board of Directors believes that the increase to the Company’s authorized share capital is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Increase of Share Capital by NIS 1,000,000,000, to NIS 1,250,000,000, divided into 12,500,000,000 Ordinary Shares, par value NIS 0.10 each, and to amend the Company’s articles of association to effect the same, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

PROPOSAL 3

TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION WITH RESPECT TO A SHAREHOLDERS RIGHTS PLAN

Following the approval of the Company’s Board of Directors, the shareholders of the Company are requested to approve an additional increase to the Company’s authorized share capital by NIS 2,500,000,000 (the “Additional Increase of Share Capital”). Accordingly, after giving effect to the Increase of Share Capital (if approved) and the Additional Increase of Share Capital, the authorized share capital of the Company will be NIS 3,750,000,000 divided into 37,500,000,000 Ordinary Shares, par value NIS 0.10 each1.

On May 28, 2020, the Company’s Board of Directors resolved to pursue the adoption of a shareholder rights plan (“Rights Plan”) that provides for a potential issuance of additional Ordinary Shares, in certain events, in order to allow the issuance of the maximum number of Ordinary Shares possible under the Rights Plan, the Company’s Board of Directors has resolved that it is advisable to increase the authorized share capital of the Company.

Additionally, on May 28, 2020, the Company’s Board of Directors approved, and recommended that the Company’s shareholders approve, to amend Article 35 of the Company’s articles of association by adding the following Sub-Article 35(c):

“(c) Protective Measures

The Board of Directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of the Company, including without limitation the adoption of a “Shareholder Rights Plan.”

The Board of Directors believes that the amendment of the Company’s articles of accusation is appropriate and in the best interest of the Company’s shareholders.

1 At an extraordinary general meeting of the Company’s shareholders on April 16, 2020, the Company’s shareholders approved a reverse split of the Company’s share capital at a ratio of 1:50. The effective date of such reverse split has not been determined, and the Company’s Board of Directors has the authority to effect such reverse split.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Additional Increase of Share Capital by NIS 2,500,000,000, to NIS 3,750,000,000, divided into 37,500,000,000 Ordinary Shares, par value NIS 0.10 each, and to amend Article 35 of the Company’s articles of association, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

PROPOSAL 4

TO APPROVE AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Pursuant to the Companies Law, all public Israeli companies, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, on July 8, 2015, the Company’s shareholders approved the compensation policy for the Company’s directors and officers, and on December 26, 2018, the Company’s shareholders approved an amendment to the Compensation Policy (the “Current Compensation Policy”). On February 25, 2020 and May 10, 2020, the Compensation Committee of the Board of Directors (the “Compensation Committee”) and on February 26, 2020 and May 13, 2020, the Board of Directors, reviewed in depth the terms of the Current Compensation Policy, and approved an amendment which will replace the Current Compensation Policy entirely (the “Amended Compensation Policy”).

The purpose of the proposed amendment is to update the Current Compensation Policy to meet the changing legal and business environment where the Company operates and the compensation needs of its directors and officers. The Compensation Committee and Board of Directors believe that the proposed amendments to the Current Compensation Policy will allow the Company to recruit U.S.-based executives and to pay competitive salaries. In addition, under the Companies Law, the Company is required to review, update (if necessary) and approve the Compensation Policy every three years.

When considering the proposed Amended Compensation Policy, the Company’s Compensation Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Compensation Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The proposed Amended Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the executive officer’s individual performance, while taking into account each executive’s skills, education, expertise and achievements. The Amended Compensation Policy includes limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Pursuant to the proposed Amended Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual performance bonus, special bonus, equity-based compensation, benefits and termination of employment arrangements.

A marked copy of the Amended Compensation Policy indicating the proposed amendments is attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to amend and restate the Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5

TO APPROVE THE TERMS OF COMPENSATION OF THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER

Following the approval of the Company’s Compensation Committee and Board of Directors, the shareholders of the Company are requested to approve an amendment of the advisory agreement with respect to the services of Mr. Yoav Stern, the Company’s President and Chief Executive Officer, through his affiliated entity, as set forth in Exhibit B attached hereto (the “Amended Advisory Agreement”). The proposed new terms of compensation, to be effective starting June 2, 2020, are set forth below (the “Amended Terms”).

The initial term of the agreement shall extend until December 31, 2022. Mr. Stern (through his affiliated entity) will be entitled to: (i) a monthly advisory fee, as set forth in Section 3 of the Amended Advisory Agreement, (ii) certain severance benefits, as set forth in Section 9 of the Amended Advisory Agreement, and (iii) reimbursement of business expenses, as set forth in Section 4 of the Amended Advisory Agreement.

The Amended Terms exceed the limitations of the Current Compensation Policy.

Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Israeli Companies Law and the regulations promulgated thereunder, and have resolved to approve the Amended Terms for the following reasons:

●	The suggested Amended Terms includes a fixed component, reflecting the contribution of Mr. Stern to the Company within the scope of the services given to the Company.

●	The value of the Amended Terms was determined while taking into consideration Mr. Stern’s deep understanding of the Company’s business and record in ensuring continuity in the Company’s business.

●	The value of the Amended Terms was determined while taking into consideration the scope of responsibility of Mr. Stern, and his contribution to the Company’s growth.

●	The Amended Terms were approved while considering numerous factors and all relevant considerations set forth in the Israeli Companies Law.

In addition, the Compensation Committee and Board of Directors considered certain considerations required for the approval of the Amended Terms to Mr. Stern, including (a) Mr. Stern’s education, skills, expertise, professional experience, and achievements; (b) Mr. Stern’s position, responsibilities, and previous compensation arrangements; and (c) the ratio between Mr. Stern’s office and employment proposed terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company.

Accordingly, the Compensation Committee and Board of Directors determined that granting the Amended Terms to Mr. Stern, exceeding the limitations of the Current Compensation Policy is necessary and in the Company’s best interest. In addition, none of the Board members objected to the Amended Terms.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the proposed Amended Terms of Mr. Yoav Stern, with regard to his position as the Company’s President and Chief Executive Officer, as set forth in Exhibit B of this proxy statement, and to authorize the Company to enter into the Amended Advisory Agreement with Mr. Stern reflecting such Amended Terms.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 6

APPROVAL OF AN INVESTMENT BY THE PRESIDENT AND CHIEF EXECUTIVE OFFICER THROUGH A WARRANT PURCHASE TRANSACTION WITH THE COMPANY

In consideration for his services as the Company’s President and Chief Executive Officer, and as appropriate incentive, and following the approval of the Compensation Committee and Board of Directors, the shareholders of the Company are requested to approve an investment by the President and Chief Executive Officer of the Company, through his affiliated entity, under a securities purchase agreement for the issuance of certain warrants to Mr. Yoav Stern, the Company’s President and Chief Executive Officer, as set forth in Exhibit C attached hereto (the “Warrant Transaction”).

In the event that the Warrant Transaction is approved, all options to purchase 29,050,000 Ordinary Shares of the Company under the Nano Dimension Ltd. Employee Stock Option Plan (2015) (the “Option Plan”) that have been granted to Mr. Stern will be canceled.

The Warrant Transaction includes the issuance a Series A Warrants and Series B Warrants as follows:

Series A Warrants

Series A Warrants to purchase up to 6,880,402 ADSs of the Company, at an exercise price per ADS of $0.75, representing an aggregate potential investment of $5,160,302.

The purchase price of the Series A Warrants is $150,000, which will be paid on the initial closing date of the Warrant Transaction. The Series A Warrants will vest over a period of three years in equal quarterly installments and will have a term of seven years. The Series A Warrants may be exercised by cashless exercise.

Series B Warrants

At any time after the initial closing date of the Warrant Transaction, and so long as Mr. Stern is employed by the Company or is a member of the Company’s board of directors, Mr. Stern may, in his sole determination, elect to purchase one or more Series B Warrants in a subsequent closing or a series of subsequent closings of the Warrant Transaction, as applicable, whereby the coverage percentage of each such Series B Warrant (the “CPW”) in terms of the Company’s share capital on a fully diluted basis (effective as of the time of purchase of each Series B Warrant), shall be as indicated by Mr. Stern per each such subsequent closing; provided however, that the sum of all CPW in the aggregate under all Series B Warrants (as separate figures and without regards to the number of shares reflected by each such CPW) shall not exceed 10(%).

The exercise price per ADS will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable Subsequent Closing Purchase Notice, as defined in the Securities Purchase Agreement, and may be exercised by cashless exercise.

The aggregate purchase price of the Series B Warrants, assuming the full purchase of the Series B Warrants (reflecting an aggregate CPW of 10(%)) is $50,000.

The Warrant Transaction will exceed the limitations of the Compensation Policy.

Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Israeli Companies Law and the regulations promulgated thereunder, and have resolved to approve the Warrant Transaction for the following reasons:

●	The value of the Warrant Transaction was determined while taking into consideration Mr. Stern’s deep understanding of the Company’s business and record in ensuring continuity in the Company’s business.

●	The value of the Warrant Transaction was determined while taking into consideration the scope of responsibility of Mr. Stern, and his contribution to the Company’s growth.

●	The Warrant Transaction was approved while considering numerous factors and all relevant considerations set forth in the Israeli Companies Law.

Accordingly, the Compensation Committee and Board of Directors determined that granting the Warrant Transaction is in the Company’s best interest. In addition, none of the Board members objected to the Warrant Transaction.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the investment by Mr. Yoav Stern and the issuance of warrants to Mr. Yoav Stern, as set forth in Exhibit C to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 7

APPROVAL OF A GRANT OF OPTIONS TO THE COMPANY’S DIRECTORS

On May 10, 2020, the Compensation Committee and on May 18, 2020, the Board of Directors approved and recommend to the Company’s shareholders to approve, a grant of options to the Company’s directors under the Option Plan: Mr. Ofir Baharav, Mr. Simon Anthony-Fried, Mr. Amit Dror, Mr. Yaron Eitan, Mr. Roni Kleinfeld, Mr. Christopher Moran, and Ms. Nira Poran.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant options to purchase Ordinary Shares, par value NIS 0.10, represented by ADSs, to certain directors as follows:

Director	No. of Options	Exercise Price	Vesting
Mr. Ofir Baharav	200,000 options (in terms of ADSs).	$0.70 per ADS.	The vesting schedule and other terms thereof will be as set forth in the Option Plan.
Mr. Simon Anthony-Fried	35,000 options (in terms of ADSs).	$0.70 per ADS.	(i) 50% of the options shall vest upon issuance, and (ii) the remaining 50% shall vest in accordance with the Option Plan.
Mr. Amit Dror	1,000,000 options (in terms of ADSs).	$0.70 per ADS.	(i) 50% of the options shall vest upon issuance, and (ii) the remaining 50% shall vest in accordance with the Option Plan.
Mr. Yaron Eitan	100,000 options (in terms of ADSs).	$0.70 per ADS.	The vesting schedule and other terms thereof will be as set forth in the Option Plan.
Mr. Roni Kleinfeld	35,000 options (in terms of ADSs).	$0.70 per ADS.	The vesting schedule and other terms thereof will be as set forth in the Plan.
Mr. Christopher Moran	35,000 options (in terms of ADSs).	$0.70 per ADS.	The vesting schedule and other terms thereof will be as set forth in the Option Plan.
Ms. Nira Poran	35,000 options (in terms of ADSs).	$0.70 per ADS.	The vesting schedule and other terms thereof will be as set forth in the Option Plan.

According to the Current Compensation Policy of the Company, equity-based compensation granted to an executive in a given 12 month period shall not exceed at the date of the grant, the aggregate amount of 67% of the cost of the executive’s annual salary, including benefits, calculated by the Black & Scholes model as the 0.33 (third) (on a vesting period of three years) or 0.25 (fourth) (on a vesting period of four years) of the grant, as the case may be, that is vested during the given year. Since the non-employee directors of the Company do not receive any cash compensation, the Equity Grant for the above mentioned directors is not in accordance with the terms of the Current Compensation Policy, and requires the affirmative vote of a Special Majority (as defined in this proxy statement). In addition, with respect to Mr. Amit Dror, the grant of options will exceed at the date of the grant, the aggregate amount of 67% of the cost of the his annual salary, including benefits, as the Company’s Customer Success Officer and requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Ofir Baharav, Mr. Simon Anthony-Fried, Mr. Amit Dror, Mr. Yaron Eitan, Mr. Roni Kleinfeld, Mr. Christopher Moran, and Ms. Nira Poran, options to purchase Ordinary Shares, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the United States Securities and Exchange Commission (the “SEC”). Shareholders may read and copy any document the Company files at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 2, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 2, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yael Sandler, Chief Financial Officer

Exhibit A

Amended Compensation Policy

NANO DIMENSION LTD.

AMENDED AND RESTATED EXECUTIVE OFFICERS COMPENSATION POLICY

1.	PREAMBLE

This Executive Compensation Policy (the “Policy”) of Nano Dimension Ltd. (the “Company”) is adopted in accordance with the requirements and limitations set forth in the Israeli Companies Law, 5759-1999 (the “Companies Law”). This Policy applies to all ~~of~~ the Company’s Office Holders, as such term is defined in the Companies Law (hereinafter referred to as the “Executives”).

The Policy refers to the terms of compensation of the Company’s Executives and the termination terms thereof.

2.	PURPOSE

The purpose of this Policy is to set rules and guidelines with respect to the Company’s compensation strategy for Executives designed to retain and attract highly qualified Executives by providing competitive compensation (within the Company's ability to fund compensation based on its financial resources), while creating appropriate incentives considering, inter alia, risk management factors arising from the business of the Company, the size of the Company (including without limitation, its sales volume and number of employees), the nature of its business and its then current cash flow situation, in order to promote the Company’s long-term goals, work plan, policies and the interests of the shareholders of the Company.

This Policy is also designed to allow the Company to create a full compensation package for each of its Executives based on common principles, ~~taking into account~~considering the experience of each of the Executives, as well as the characteristics of their respective position and their performance.

With respect to variable compensation components, the Policy is designed to allow the Company to consider each Executive’s contribution in achieving the Company’s short-term and long-term strategic goals and in maximizing its profits from long-term perspective and in accordance with the Executive’s position.

By setting this Policy, the Company intends to increase the sense of solidarity of Executives with the Company and its activities, to increase the Executives’ motivation to advance the long-term business of the Company and to make it more innovative, efficient and profitable; and to achieve higher levels of performance by Executives, while rewarding Executives for their efforts, and enabling the Company to retain and attract highly-skilled qualitative human capital within or to the Company.

For the avoidance of doubt, it is hereby clarified that nothing herein shall change any previous agreement of the Company with any of the Company’s Executives that was approved by the Board of Directors and/or the Shareholders of the Company prior to ~~the entering into effect of this Policy.~~ this policy becoming effective.

3.	OVERVIEW OF EXECUTIVES’ COMPENSATION COMPONENTS

a)

Directors – Non-Employee Directors, including External Directors (if any) and Independent Directors ~~(as defined in the Companies Law),~~, shall receive ~~from the Company an annual and participation based~~ compensation in ~~cash,~~the form of long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in the performance of their duties~~, and may receive certain compensation in securities. Directors compensation (monetary or otherwise)~~ as shall be determined and approved by the Company’s Compensation Committee (the “Compensation Committee”), the Board of Directors (the “Board”) and by the General Meeting of Shareholders (the “General Meeting”) ~~if required under applicable laws.~~(to the extent required by law), and shall not exceed the maximum amounts set in accordance the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

This paragraph 3.a) does not include Directors who are serving as full time employees in the company.

Ex A-1

b)	Chief Executive Officer – The compensation of the Company’s Chief Executive Officers (the “CEO”) shall include a base salary, reimbursement of expenses incurred by him or her in the performance of his or her duties, performance bonus, compensation in equity and other social benefits usually granted to CEO’s in the high-tech industry within the territory (Israel or otherwise) where the executive resides permanently, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components of the CEO, shall be approved by the requisite corporate body in accordance with the Companies Law.

c)	Executives Subordinate reporting directly to the CEO ~~Not Acting as Directors~~ (the “Subordinate Executives”) – The compensation of the Company’s Subordinate Executives shall include a base salary, reimbursement of expenses incurred by them in the performance of their duties, performance bonus, compensation in equity and other social benefits usually granted to Executives in the high-tech industry within the territory (Israel or otherwise) where the executive resides permanently, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components payable to each Subordinate Executive, shall be presented and recommended by Company’s management and approved by the requisite corporate body in accordance with the Companies Law.

4.	GENERAL CONSIDERATIONS

While setting the compensation of each of the Executives, the Compensation Committee and the Board shall consider and refer to the following criteria, in accordance with the Companies Law:

a)	The Executive’s education, skills, expertise, professional experience and achievements;

b)	The Executive’s position, responsibilities and his or her previous compensation arrangements;

c)	Executive’s expected contributions to the future growth and profitability of the Company;

d)	If the employment terms include variable components – the possibility of reducing such variable components at the discretion of the Board and the possibility of setting a limit to the realizable value of variable components of equity which are non-cash disposed;

~~d~~e)	~~The ratio between the Executive’s employment terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of differences between such on work relations in the Company (for purposes of this section “contractors” and “salary”- as defined in the Companies Law);~~If the employment terms include a severance arrangement – the Executive’s term of employment, the employment terms during the employment term, the Company’s performance during such term, the Executive’s contribution to achieve Company’s goals and/or for maximizing profits, and the circumstances of the Executive retirement.

~~e)~~	~~If the employment terms include variable components – the possibility of reducing such variable components at the discretion of the Board and the possibility of setting a limit to the realizable value of variable components of equity which are non-cash disposed;~~

Ex A-2

~~f)~~	~~The Executive’s compensation in view of comparable situated executives and based on comparable industry data (including data of peer companies)[1];~~

~~g)~~	~~If the employment terms include a severance arrangement – the Executive’s term of employment, the employment terms during the employment term, the Company’s performance during such term, the Executive’s contribution to achieve Company’s goals and/or for maximizing profits, and the circumstances of the Executive retirement.~~

Without derogating from the foregoing general criteria, the Compensation Committee and the Board may consider additional benchmark information, as shall be required and available from time to time.

5.	FIXED COMPENSATION

5.1.	BASE SALARY

a)	Directors – Non-Employee Directors, including External Directors (if any) and Independent Directors, shall receive ~~in cash annual and participation based~~ compensation ~~and~~in the form of long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in performance of their duties ~~(where the Company may issue them credit or debit cards to cover such expenses)~~ as shall be determined and approved by the Compensation Committee, the Board and the General Meeting (~~if~~to the extent required by law), and shall not exceed the maximum amounts set in accordance the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

b)	Chief Executive Officer – The CEO shall receive a base salary and reimbursement of expenses incurred in performance of his/her duties (where the Company may issue him/her credit or debit cards to cover such expenses), as shall be determined and approved by the Board and by any other requisite organs, in accordance with the Companies Law. The CEO’s base salary shall be designed to reward the CEO for the time and effort spent by him or her in the performance of his or her tasks and duties in the day-to-day management of the Company and shall be targeted to be competitive within the marketplace in which the Company competes. The base salary shall reflect the skills of the CEO such as education, expertise, professional experience and achievements, while ~~taking into account~~considering his or her responsibilities and the requirements derived from the position.

c)	Subordinate Executives – The Subordinate Executives shall receive a base salary and reimbursement of expenses incurred in performance of their duties (where the Company may issue them credit or debit cards to cover such expenses), as shall be determined and approved by the Board. Subordinate Executive’s base salary shall be designed to reward the Subordinate Executive for the time and effort spent by him or her in the performance of his or her tasks and his day-to-day duties and shall be targeted to be competitive within the marketplace in which the Company competes. The base salary shall reflect the skills of the Subordinate Executive, such as education, expertise, professional experience and achievements, while ~~taking into account~~considering his or her responsibilities and the requirements derived from his or her position.

~~[1]~~	~~In order to set the fixed base salary and other compensation components range, compensations of similar job holders in relevant companies or reliable salary surveys will be reviewed on a case by case basis over time. Comparative studies will cover companies matching as many criteria as possible from the following list: (i) early commercialization-stage companies in the 3D printing and electronics business; (ii) publicly traded companies whose shares are traded on the Tel Aviv Stock Exchange and Nasdaq at a Market Cap/EBITDA/Revenue/Net Income/Free Cash Flow level similar to that of the Company; (iii) companies competing with the Company for managerial talent and for potential Executive in particular; companies with headcount similar to that of the Company.~~

Ex A-3

d)	Set forth below is the maximum annual salary cost for the CEO and Subordinate Executives:

Position	Maximum Annual Salary Cost (Israel based)	Maximum Annual Salary Cost (Non-Israel based)
CEO	NIS ~~1,320~~2,385,000	$~~380~~681,000
Subordinate Executive	NIS ~~900~~1,625,000	$~~350~~465,000

e)	~~Without derogating from the foregoing~~Subject to the Maximum Annual Salary Cost in section (d) above, the Compensation Committee and the Board shall be entitled at their own discretion to change the compensation of any of the Executives by up to ~~10~~30% of the previously approved compensation of said Executive (the “Non-Material Change”).

f)	Without derogating from the provisions of Section ~~5e~~5.1.e above, as long as the Subordinate Executive’s annual salary cost does not exceed the Maximum Annual Salary Cost (for Israeli based, or non-Israel based, as the case may be), a Non-Material Change to the compensation terms of the Subordinate Executives can be approved solely by the CEO and shall not require the Compensation Committee’s approval.

5.2.	A LUMP SUM SIGN UP BONUS

All Executives, excluding Non-Employee Directors, may be incentivized through lump sum sign up cash bonuses, designed to attract skilled and experienced executives in a competitive industry environment. The lump sum sign -up bonus shall not exceed NIS ~~300~~525,000 for Israeli based executives and $~~100~~150,000 for non-Israel based executives and shall not be calculated as part of the Executive’s fixed compensation.

5.3.	ADDITIONAL BENEFITS

Executives, excluding Non-Employee Directors, shall be entitled to any and all basic social benefits provided by the applicable Israeli Law, including, among others and without limitation, advance notice period for termination of employment, annual leave, sickness leave, pension and/or managers insurance, education fund, convalescence payments (d’mei avraha) and severance payments.

In addition to these benefits, the Executives may be entitled at Company’s account to other industry standards benefits and insurances, such as all or any of the following benefits:

a)	Some social, incidental benefits (such as: pension and long term savings, life insurance, severance pay, vacation and sick leave) and prior termination notice are mandatory according to different local legislation, where some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as education funds and company car in Israel) and others are meant to complement the base salary and compensate the Executives for expenses caused in connection with their job requirements (such as: travel expenses or allowances). To comply with the foregoing, the Company adopts the following compensation terms:

i.	The Company will provide all Executives with pension, long term disability and life insurance according to local practices and legislation and shall make such payments, contributions and deductions as required under applicable law and as customary for companies such as the Company. In Israel, the Company will provide all Executives educational fund (keren hishtalmut) as well.

ii.	The Company may subsidize Company cars for Executives (and gross up taxes in connection therewith).

iii.	The Company may provide all Executives with mobile phones for their use and will bear all taxes related to the use of the phone according to local legislation.

Ex A-4

iv.	The Company may cover any reasonable costs associated with an Executive’s permanent move to a location decided by Company.

v.	Each Executive will be entitled to annual vacation according to prevailing Company procedures and policies, taking into consideration any relevant prior tenure and local legislation.

vi.	Each Executive will be entitled to sick leave according to Company procedures and any relevant local legislation.

vii.	Each Executive will be entitled to any additional benefits and perquisites according to Company procedures and any relevant local legislation.

viii.	Executives may be entitled to an unconditional advance notice period prior to Company termination of employer/employee relations (where Company may waive the actual work of Executives during the advance notice period) according to the following table:

Position	Months
CEO, ~~Chief Financial Officer (“CFO”)~~COO, and all C-level executives	Up to ~~6~~18 months
Vice President (“VPs”) and other Executives	Up to  ~~4~~8 months

ix.	Without derogating from the advance notice period above and in addition thereto, the Company, with the approval of the Compensation Committee, will be authorized to approve severance pay of, including special consideration for confidentiality and non-competition undertakings upon termination of employment~~, up to the maximum levels set in the following table.~~.

~~Position~~	~~Months~~
~~CEO~~	~~Up to 6 months~~
~~CFO~~	~~Up to 6 months~~
~~VPs and other Executives~~	~~Up to 4 months~~

b)	All Executives, including Non-Employee Directors, shall be entitled to coverage by a D&O insurance policy and to receive from the Company an exemption and indemnification letter reflecting maximum indemnification and exemption in accordance with applicable law, as shall be approved from time to time in accordance with the Companies Law, if any. The Company shall be entitled to purchase a D&O insurance policy for the Executives currently in office and other Executives as may be elected and/or appointed from time to time, serving from time to time, including those who are controlling shareholders in the Company and their relatives (as such terms are defined in the Companies Law), with an annual coverage of up to $30,000,000 and an annual premium of up to $~~200~~400,000, provided that the terms of engagement are in arm’s length and that such engagement is not expected to have a material effect on the Company’s profitability, assets or liabilities.

c)	All Executives, including Non-Employee Directors, shall be entitled to coverage by a POSI insurance policy (Public Offering of Securities Insurance). The maximal coverage for a POSI insurance policy that will supplement the insurance coverage for events that were not taken into account at the time of purchasing the insurance policy (such as a share offering, share offering in a foreign stock exchange, financing, or publication of a prospectus, etc.) shall not exceed $30,000,000 and an annual premium of up to $100,000, provided that the terms of engagement are at arm’s length and that such engagement is not expected to have a material effect on the Company’s profitability, assets or liabilities.

Ex A-5

6.	VARIABLE COMPENSATION

6.1.	GENERAL

Executives, other than Non-Employee Directors, may be incentivized through cash bonuses, designed to reward the Executives for personal achievement, reflecting his or her contribution to achieve the Company’s goals.

All Executives, including Non-Employee Directors, may be additionally incentivized by a long-term equity-based incentive through the Company’s incentive option plan(s), designed to create a proximate interests of maximizing shareholder value, as reflected in the increase in the value of Company’s shares, and provide the Executives with a stake in the Company’s success, thus linking the Executives’ long-term financial interests with the interests of the Company’s shareholders and shareholders’ value.

Such incentives will be made through an annual program that defines performance targets based on the role and scope of each Executive. Actual payments are driven by the business and individual performance and achievement vis-à-vis the performance targets set at the beginning of the year and no later than the publication of the Annual financial statements of the Company, with upside potential tied to achieving ~~superior~~budgeted performance.

In determining the said annual performance targets for Executives and the cash bonus and long-term equity-based incentives payable to each Executive as aforementioned, consideration should be given to promote the Company’s long-term goals and to ensure that at least with respect to the CEO a material portion of the variable components be determined based on measureable criteria. Additional portion of the variable components (and with respect to Subordinate Executives, up to the entire portion of the variable components) may be based on non-measureable criteria ~~taking into account~~considering the Executives’ contribution to the Company.

While determining the Executives performance targets, the Company may take into consideration diverse parameters such as, without limitation, sales of products, execution of commercial cooperation deals, new products, commencement of a revenue stream, realization of expense budget targets or cash flow, financial results, efficiency metrics, shareholders value, execution of projects, attainment of milestones, etc.

6.2.	ANNUAL PERFORMANCE BONUS

6.2.1.	Payment of the annual performance bonus (the “Bonus”) to Executives, other than Non-Employee Directors, shall be tied to long-term corporate performance, rather than short-term stock market performance, with the goal of eliminating abuses resulting from a short-term focus.

6.2.2.	Such Bonus shall be made in accordance with each Executive’s performance targets and based, among others, upon some or all the following factors:

a)	The Company’s achievement ~~of certain~~some or all financial performance metrics, consisting of annual revenue targets, earnings before interest, taxes, depreciation and amortization target and free cash flow target, each based on the Company’s annual budget (to be approved by the Board);

b)	Achievement of the Executive defined Management by Objectives (“MBOs”) which will be determined by the CEO with respect to the Subordinate Executive ~~and~~. Achievement of the CEO defined by Measurable Management by Objectives (“MMBOs”), as defined in advance by the Compensation Committee and the Board with respect to the CEO, for the following year, by the time the Board approves the annual financial statements of the past year; and

c)	Discretionary and based upon achievement of the Executive performance goals, which shall be determined by the CEO with respect to the Subordinate Executive and by the Compensation Committee and the Board with respect to the CEO, taking into account tangible and intangible performance factors as it deems appropriate, including the Executive’s relative contribution to the Company.

Ex A-6

6.2.3.	In defining the Bonus the Company shall consider the weight and percentage of each of the factors for the calculation of the Bonus as prescribed in the following table, regarding all Executives in the Company (CEO, CFO, VP of Sales and others).

Position	Financial Factors	Defined MBOs	Discretionary
CEO, CFO	50-~~70~~100%	up to ~~30~~50%	up to ~~20~~25%[2]
Other Executives	~~50-70~~0-100%	up to ~~30~~100%	up to ~~20~~25%

6.2.3.	Notwithstanding sections 6.2.1 through 6.2.3, the Company shall be entitled to determine, that the entire Bonus for a Subordinate Executives be discretionary, while taking into account the Subordinate Executives’ contributions to the Company, provided that the Bonus amount does not exceed 3 gross base monthly salaries of the said Subordinate Executive and subject to the variable compensation limitations specified in Section 8 below.

6.2.4.	~~Notwithstanding sections 6.2.1 through 6.2.3, the Company shall be entitled to determine, that the entire Bonus for a Subordinate Executives be discretionary, while taking into account the Subordinate Executives’ contributions to the Company, provided that the Bonus amount does not exceed 3 gross base monthly salaries of the said Subordinate Executive and subject to the variable compensation limitations specified in Section 8 below.~~Payment of the annual Bonus (if any) will be made within 30 days after the publication of the financial statements for the year for which the Bonus is paid, unless the Executive’s employment is terminated prior to such date, in which case the Compensation Committee and the Board of Director may make appropriate adjustments, which may include payment at any time before the publication of the financial statements. Any such bonus may be paid in cash in a single lump sum or by equity compensation, or a combination of both[3].

~~6.2.5.~~	~~Payment of the annual Bonus (if any) related to the financial factors will be made within 30 days after the publication of the financial statements for the year for which the Bonus is paid, unless the Executive’s employment is terminated prior to such date, in which case the Compensation Committee and the Board of Director may make appropriate adjustments, which may include payment at any time before the publication of the financial statements. Any such bonus may be paid in cash in a single lump sum or by equity compensation, or a combination of both[4].~~

6.2.~~6~~5.	The Executives annual Bonus shall not exceed the following amounts:

a)	CEO - the aggregate amount equivalent to ~~8~~18 gross base monthly salaries of the CEO.

b)	Other Executives - the aggregate amount equivalent to ~~6~~18 gross base monthly salaries of the respective Executive.

6.3.	SPECIAL BONUS

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Performance Bonus, as described in Section 6.2 above), to an officer of the Company in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, provided that the special bonus, together with the discretionary factor of the Annual Performance Bonus, shall not exceed three (~~3~~6) monthly base salaries (the “Special Bonus”). The Special Bonus is separate from the annual bonus. An approval of a Special Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the Special Bonus does not exceed ~~three~~6 monthly salaries, provided that the CEO is not a director of the Company.

2 Subject to Section 8 below.

3 If a Bonus is paid to the CEO with respect to the achievement of MBOs, the Company shall provide disclosure of the CEO’s achievement of such MBOs.

~~4 In the event that a Bonus is paid to the CEO with respect to the achievement of MBOs, the Company shall provide disclosure of the CEO’s achievement of such MBOs.~~

Ex A-7

6.4	COMMISSIONS

The CEO, may decide to grant Israeli and/or non-Israeli Subordinate Executives that are providing services of sales, marketing and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Executives“ and “Commission“, respectively). The purpose of granting Commissions to Sales Executives is to incentivize Sales Executives to increase the amount of sales of Company's products. For each Sales Executive, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 5% of the Company's income from sales, and in any case, the amount paid for each Sales Executive shall not exceed $500,000. The Commissions will be paid on either a monthly or quarterly basis. The maximum amount of Commissions shall be considered from time to time ~~in light of~~considering the Company's operation.

The Commission paid to a Sales Executive shall be separate from the Bonus and/or Special Bonus given to them, ~~but~~or instead of Bonus and/or Special Bonus, as decided in each case by the CEO. shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 8 herein.

6.5.	EQUITY BASED INCENTIVES

Equity-based compensation may be granted to Executives, subject to the Company incentive option plan, as may be in effect from time to time (collectively, the “Equity Incentive Plans”), in any form permitted under such plans, including stock options. Such Equity Incentive Plans will be designed to allow non-required shareholders dilution on the one hand, yet to provide a long-term retention tool and spreading the risk for gain, on the other hand.

All equity-based incentives granted to Executives shall be subject to vesting over a vesting period of ~~three~~up to five (5) years in order to promote long-term retention of the awarded Executives and may be further subject to full acceleration upon a change of control event, if determined and approved by the Compensation Committee and the Board. Unless otherwise determined in a specific share options award agreement and unless accelerated upon a change of control event, options grants to Executives shall not be exercisable before the first anniversary of the grant of such options. On the first anniversary of the grant date, 33.33% of the options shall vest, and ~~with respect to each additional 8.333% of~~ the ~~option shares, become exercisable~~rest will be vested equally at the end of each three-month period during the ~~second and third years from the date of grant, or any other~~vesting period (up to 5 years in total) as shall be determined by the Board.  Unless otherwise determined in a specific share options award agreement, the exercise price of the equity-based compensation, in case of options, shall be calculated according to the average closing price of the Company’s Ordinary Shares ~~on TASE~~represented by American Depository Shares on the Nasdaq during the last 30 trading days prior to the date of grant ~~for Israeli based executives (for Israeli tax purposes) and the last closing price prior to the date of grant of the Company’s Ordinary Shares on TASE for non-Israel based executives (for U.S. tax purposes).~~. For the avoidance of any doubt, as further specified in the Company’s Equity Incentive Plans, ungranted equity -based compensation for Executives and/or employees, shall not exceed ~~15~~20% of the Company's ~~issued~~fully diluted share capital.

The Equity-based compensation granted to an Executive in a given 12 month period shall not exceed at the date of the grant, the aggregate amount of ~~sixty seven~~five thousands percent (~~67%)(two-thirds~~5000%)(fifty times) of the cost of the Executive’s annual salary, including benefits, calculated by the Black & Scholes model ~~as the 0.33 (third) (on a vesting period of 3 years) or 0.25 (fourth) (on a vesting period of 4 years) of the grant, as the case may be, that is vested during the given year.~~. as the vesting will be per the specific agreement with the executive.

Ex A-8

7.	Inter-Company Compensation Ratio

The Compensation Committee and the Board have examined the ratio between the annual salary of Executives and the average and median salary of the other employees of the Company. The Company has decided that the ratio between the compensation of the Israeli Executives to the average and median salary of the rest of the employees in the Company will not be higher than ~~3~~30 times, and the ratio between the compensation of the non- Israeli Executives to the average and median salary of the rest of the employees in the Company will not be higher than ~~5~~30 times. The Compensation Committee and the Board consider the intercompany compensation ratio ~~to~~should be reasonable, fair and appropriate, in commensuration with labor market conditions in specific territory where the Executive and/or employees reside, taking into account the senior position of the Executives and their scope of responsibilities and believe it will not have a negative impact on work relations in the Company.

8.	RATIO BETWEEN FIXED COMPENSTION AND VARIABLE COMPENSATION

Unless otherwise determined in a specific Executive employment agreement (to be approved by the Board), the maximum value of the variable compensation components shall be up to ~~200~~300% of each Executive’s total fixed compensation package on an annual basis.

The total variable compensation, for each Executive, in one calendar year (including the lump sum sign up bonus in section 5.1, the annual bonus in section 6.2) and any other compensation that is deemed as variable compensation, shall not exceed the above -mentioned limitation in this section 8. Moreover, the total discretionary compensation of the CEO in one calendar year (including the lump sum sign up bonus in section 5.1, and the discretionary component of the annual bonus in section 6.2) and any other compensation that is deemed to be discretionary compensation, shall not exceed the aggregate amount equivalent to ~~3~~24 gross base monthly salaries of the CEO.

9.	RECOUPMENT POLICY

The Company may seek reimbursement of all, or a portion of any compensation paid to an Executive based on ~~the basis of~~ financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

10.	EXCHANGE RATES

Monetary amounts in this Policy are quoted in $/NIS, yet subject to the applicable currency exchange rates.

11.	REVIEW, RECOMMENDATION AND APPROVAL OF THE POLICY

The Compensation Committee shall review and evaluate this Policy from time to time, monitor its implementation, and recommend to the Board and the General Meeting to make any amendment or restatement to the Policy as it deems necessary from time to time.

Pursuant to the Companies Law, this Policy will be brought to the approval of the General Meeting, and once adopted, unless otherwise determined by the Board and the General Meeting, shall serve as the Company’s Policy for three years commencing as of its adoption by the General Meeting.

*         *         *         *         *         *

Ex A-9

Exhibit B

Amended Advisory Agreement

Amended and Restated

Management Services Agreement

Between

DoubleShore Inc.

and Nano Dimension Ltd. /

Nano Dimension USA Inc.

(“Nano”, or the “Company”)

This Amended and Restated Management Services Agreement (this “Agreement”) is entered into as of this _____ day of June, 2020 (the “Effective Date”), by and between Nano Dimension Ltd., a company incorporated under the laws of the State of Israel, with an address at 2 Ilan Ramon St., Ness Ziona, Israel 7403635 and/or Nano USA Inc. ( the “Company” or “NANO”), DoubleShore Inc. a Delaware corporation, with an address at 100 S. Birch Rd. Suite 2504, Ft. Lauderdale, Florida, USA 33316 (the “Service Provider”, “SP”), via its executive, Mr. Yoav Stern, SS# ###-##-#### (“Executive” or “YS”).

W I T N E S S E T H

Whereas,	the Service Provider is in the business of supplying general management, financial, business development and M&A advisory services; and

Whereas,	The Company and Service Provider have previously entered into that certain Management Services Agreement dated December, 2019 (the “Original Agreement”); and

Whereas,	Subject to this Agreement becoming in force, SP and Company desire to terminate the Original Agreement (with no outstanding obligations / claims by any of the Parties towards each other in that respect) and replace it in its entirety with this Agreement; and,

Whereas,	The Company has offered the Executive to be employed by the Company as an employee, yet the Executive nevertheless requested to be engaged by the Company via the Service Provider as an independent contractor; and

Whereas,	the Company wishes to retain the services of the Service Provider, and the Service Provider wishes to provide the Company with the Services, as specified in this Agreement; and

Whereas,	the parties wish to set forth in writing their agreements and understandings with respect to the provision of the Services by the Service Provider to the Company;

Now, therefore, in consideration of the promises and mutual agreements and undertakings set forth herein, and with the intention to be bound hereby, the parties hereto agree as follows:

1.	Term: The term of this Agreement (the “Term”) shall commence on June 1st, 2020 (“Start Date”) and shall continue until December 31st, 2022 unless extended by mutual consent, or otherwise terminated in accordance with the provisions hereof.

Ex B-1

2.	Services:

2.1.	The Services: As of the Effective Date (the “Commencement Date”), Service Provider to provide the Company and its respective subsidiaries (including without limitations Nano Dimension USA Inc.) with the services of President and Chief Executive Officer (the “Services”) via the Executive. The Service Provider hereby declares that the Executive has the experience, talent, expertise and knowledge to perform the Services. Notwithstanding anything to the contrary herein, the Parties agree that the respective NANO entity which shall be deemed to be directly contracting SP under the scope of this Agreement shall be Nano Dimension USA Inc. (the “Subsidiary”), without derogating from any obligation by the Company in Israel (as the parent company) to secure all requisite permits and authorizations.

Each of Service Provider and the Executive further agrees and acknowledges that during the Term the Executive shall remain employed by Service Provider, and no employment relationship exists or shall exist between the Executive and the Company.

2.2.	Provision of Services. During the Term of this Agreement, the Services shall be provided by Service Provider only via the Executive. The Service Provider shall inform the Company, immediately after becoming aware of any matter that may in any way raise a conflict of interest between the Service Provider and/or the Executive, on the one hand, and the Company, on the other hand. During the term of this Agreement neither the Service Provider nor the Executive shall receive any payment, compensation or benefit from any third party in connection, directly or indirectly, with the provision of Services to the Company, except as provided under this Agreement.

2.3.	The Service Provider shall perform the Services at any facilities of the Company / Subsidiary, (as applicable), worldwide and at other locations as needed around the world. The Service Provider and the Executive acknowledge and agree that the performance of the Services may involve significant domestic and international travel.

2.4.	Level of Service. The Service Provider shall utilize the highest professional skill, diligence, ethics and care in providing the Services and to provide the expertise required in connection with the Services. The Service Provider shall ensure that the Executive shall devote substantially all of his business time and full attention, skill and effort for the performance of the Services under this agreement.

2.5.	Without derogating from the above, it is hereby agreed that the Executive may act as the non-executive member / Chairman of the Board of Directors in up to three companies (as approved in advance by Company, which approval shall not be unusually withheld, delayed or conditioned), subject to applicable SEC limitations, and provided such other non- executive offices shall not prevent him from fulfilling his duties under this Agreement, and provided these other companies are not in competition and do not pose a conflict of interest for the Service Provider or the Executive with the Services provided to the Company hereunder. In no event will the Executive engage in any activities or conduct that would constitute a breach of Executive’s fiduciary duties to the Company.

Ex B-2

2.6.	Scope & Responsibilities:

2.6.1.	SP will be responsible for building Company’s and its respective subsidiaries and affiliates (collectively: “Nano Group”) USA & International operations and moving the headquarters of the Company to USA.

2.6.2.	SP shall be fully responsible for identifying strategy and vision for the growth of Nano Group, as well as executing the vision and the business plans, in coordination with and subject to Board approval.

2.6.3.	SP shall develop a business model and implementation framework based on Nano Group’s core strengths and will lead partnering, if and as needed, with key global players.

2.6.4.	SP shall develop, nurture and lead the management team to execute the business plan with proper milestones being achieved to deliver EBITDA & ROCE targets, in line with industry standards and Board approved benchmarks.

2.6.5.	SP shall be responsible for identifying M&A opportunities, fund raising & financing scenarios and other business development opportunities, as well as executing them all, including hiring investment bankers and/or other advisors, if and as needed.

2.6.6.	SP will be responsible for hiring/replacing executive and employees under SP.

2.6.7.	SP will be responsible for hiring/replacing executive and employees of Nano Group.

2.6.8.	SP will seek the proper opportunity for maximization of shareholders value and return on investment, all in proper consideration for the time-factor of money.

2.7.	Service Provider’s and Executive’s Representations and Warranties. The Service Provider and Executive represent and warrant, jointly and severally, that the execution and delivery of this Agreement and the fulfillment of its terms do not require the consent of any person or entity.

2.8.	Reporting. The Executive shall report directly to the Board of Directors (the “Board”) of the Company.

2.9.	No Change of Control. During the Term SP shall not undergo a Change of Control (as defined below), without Company’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

3.	Service Provider’s Compensation:

3.1.	The Company shall cause the Subsidiary to pay the Service Provider, for the provision of all Services hereunder, a monthly fee of $50,000 against a valid invoice furnished by the Service Provider to the Company on a monthly basis (“Fee”). Payment of the Fee shall be made by wire transfer according to the instructions furnished by the Service Provider from time to time. If and to the extent applicable, VAT will be added to the Fee (if applicable).

4.	Reimbursement of Expenses: The Company shall cause the Subsidiary reimburse the Service Provider for the following:

4.1.	Living expenses in Israel of $7,000 per month for apartment rental.

Ex B-3

4.2.	Out-of-pocket cost for transportation, (including all car expenses (Licenses, insurance – $12,000 per annum) in addition to fuel (per receipts), maintenance etc., but not including a car purchase or lease, while working in Israel – will be paid by NANO.

4.3.	All payments shall be made against valid invoices issued by the Service Provider, on a monthly, quarterly or annual basis (as applicable) to Subsidiary or Company (as applicable), VAT will be added to the foregoing (if applicable).

4.4.	It is clarified that SP / Executive shall bear all costs associated with employment taxes (including Medicare, Medicaid, FICA, etc.), USA related car expenditure, Medical insurance and other social benefits.

5.	Company shall be responsible to increase the pool of Ordinary Shares of the Company reserved under its ESOP for future use as compensation and recruitment tool, which shall as per SP recommendation (subject to Board approval) in such number of unallocated Ordinary Shares reflecting no less than 20% of the Company’s fully diluted share capital, and will submit it for shareholders’ approval, in a formal Proxy process (which amendment shall be subject to such shareholders’ approval) if required under law.

6.	Employment of Executive by Service Provider:

6.1.	Service Provider and the Executive hereby jointly and severally represent and warrant to the Company that the Executive is a major shareholder and director of the Service Provider, and shall be serving an employee of Service Provider, and agree that Service Provider and the Executive are solely responsible for any applicable state, local and federal taxes and withholding unemployment insurance, and all other fringe benefits (including severance, pension, National Insurance, etc.) with respect to the amounts payable by the Company pursuant to this Agreement and with respect to the Executive’s compensation paid by Service Provider. Service Provider and the Executive represent and warrant to, and covenant with, the Company that all such taxes, withholdings and other amounts shall be made and paid timely and in full in accordance with all applicable laws, rules and regulations. The Executive and Service Provider hereby acknowledge and agree that the Executive is not currently, and under the terms of this Agreement shall not be considered, an employee of the Company and shall not be entitled to any benefits accruing to employees of the Company, whether by reason of the bylaws of the Company, its employee handbook, or any representation made by the Company to the Executive in the course of the negotiation, execution and delivery of this Agreement by the Company, all of which (if any) being hereby expressly disclaimed by the Company, and that the Executive shall not ever be considered, and shall not be entitled to be, a participant under any employee benefit plan (as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and/or any equivalent provision under applicable law) of the Company at any time. Service Provider and the Executive further acknowledge and agree that in the event any state’s workers’ compensation laws are applicable with respect to the services performed hereunder, it shall be the sole responsibility of Service Provider to provide such coverage, and that the Executive shall not be covered under the Company’s workers’ compensation coverage. Neither the Executive nor any other employee of Service Provider shall hold themselves out to be an employee of the Company for any purpose.

Ex B-4

6.2.	Each of Executive and Service provider undertakes that he / it or anyone on his / its behalf shall not claim, demand, sue or bring any cause of action against the Company in connection with alleged employer-employee relations between it and the Company, or any right or payment that an employee is entitled to, and if he / it does so, Executive and SP shall, jointly and severally indemnify the Company upon its first demand for any expense that may be occasioned to it in respect of, or in connection with, a claim as aforesaid, including legal fees. Without prejudice to the generality of the aforesaid, it is hereby agreed that neither SP nor Executive shall be entitled to receive from Company severance pay or any other payment or other consideration deriving from employer-employee relations or the termination thereof or any social benefits. Notwithstanding the aforesaid, in the event that for any reason an authority, including a judicial body, shall determine that the SP / Executive was, or is, the Company’s employee, or that the Executive / SP is entitled to any right or payment that an employee is entitled to, the parties agree that the following provisions shall apply (without derogating from the Company’s claim that the Service provider is not an employee of the Company or that the SP / Executive is not entitled to any employee’s rights or payments):

6.2.1.	In lieu of the consideration that was paid to the SP from the Effective Date, the SP shall be entitled to a reduced consideration (gross) of 50% (fifty percent) of the Fees, which was paid to the SP under this Agreement (the “Reduced Compensation”), retroactively from the Effective Date onwards, and the balance 50% shall be deemed as payments made by the respective member of the Nano Group for fringe and social benefits.

7.	Licensing: Service Provider and the Executive hereby jointly and severally represent, warrant and covenant with the Company that Service Provider is duly existing corporation in good standing under the laws of Delaware, qualified to do business in any applicable jurisdiction. Service Provider shall conduct its business in compliance with all applicable laws, codes and regulations, including, but not limited to, maintaining the appropriate licenses and qualifications incident to its business.

8.	Acknowledgements of Service Provider and the Executive: Service Provider and the Executive hereby acknowledge and agree that:

(i) The Service Provider is an experienced organization and the Executive is an experienced individual who possesses the necessary skills to perform the services required to be performed by this Agreement, and therefore the Service Provider does not need, and the Company will not provide, any training for the provision of services under this Agreement;

(ii) The Service Provider is free to determine the hours of work required to perform the services required to be performed under this Agreement, to the extent such determination is consistent with the provisions of this Agreement;

(iii) The Service Provider shall be free to determine the premises whereby he shall perform the services required to be performed under this Agreement, to the extent such determination is consistent with the provisions of this Agreement;

(iv) The Service Provider retains the right to determine the order or sequence of all services required to be performed under this Agreement, and the Company acknowledges and agrees that the Service Provider is free to follow his own pattern of work;

(v) The Fee is a payment made for the services performed by the Service Provider under this Agreement, and Service Provider shall be solely responsible for the transmittal of invoices to the Company for the remittance by the Company of the Fee for the performance of services hereunder;

Ex B-5

9.	Termination:

9.1.	On December 31st, 2022: If the agreement is not offered by the Company, in writing no later than October 30h , 2022, to be extended on at least the same terms and conditions, in addition to all other payments as per the sections above, Subsidiary will pay SP $600,000 termination fee, in cash, immediately on December 31st, 2022

9.2.	Termination Not for Cause by the Company: Subsidiary / NANO shall provide SP with a 6 month Notice Period (“NP”) notice period prior to termination (“TN”), in writing, for any reason, In such event, the following will be due and payable:

9.2.1.1.	$300,000 for the NP will be due and payable to SP upon the TN.

9.2.1.2.	Special consideration for non-competition: Upon the date of providing the TN by Subsidiary/ NANO, NANO shall pay SP special consideration in amount equal to $300,000 in cash for 6- month non-competition undertakings upon the final termination of SP services. Subject to receipt of the foregoing amount, YS and SP covenant and undertake not to raise, and further waive, any claim for the invalidity and/or enforceability of any non-compete and/or non-solicitation provisions specified under this Agreement and/or any annex. Furthermore, in the event that such claim is raised and proven in court, then without derogating from any other remedy available to the Company, the amount specified at the top of this section 9.2.1.2 shall be promptly returned to the Company by YS and/or SP.

9.2.2.	In the event of termination by the Company under this Section 9.2, then all Series A Warrants and Series B Warrants (the “Warrants”) issued or otherwise issuable to SP pursuant to that certain Securities Purchase Agreement, dated June 2020, by and among the Company and Stern YOI Ltd. Partnership (“SPA” and “YOI” , respectively) shall become fully vested and exercisable

9.2.3.	Subject to applicable law, YOI will have a Put Option on the Warrants vis-à-vis the Company – for an aggregate price of up to $400,000 but no less than $300,000, whereby the balance amount shall be determined by the following formula: (A) $100,000, multiplied by (B) a fraction, whereby (i) the numerator is the actual amount paid by YOI for the purchase of the Series B Warrants which are outstanding and unexercised at the time of terimnation, (ii) and the denominator is $50,000, (constituting the aggregate Series B Purchase Amount defined under the SPA) (the “Put Option”).

9.2.4.	NANO / Subsidiary shall be entitled, at any time prior to the expiration of the NP, to waive SP’s actual services during the NP, in which case the vesting of the Warrants shall be accelerated and the Warrants shall be deemed as exercisable on the date in which NANO / Subsidiary has made such waiver. Otherwise, SP will continue its services until the end of NP.

Ex B-6

9.2.5.	In any event as per Section 9.2 (either SP continue services or not), NANO / Subsidiary shall pay SP upon TN all the payments payable to SP under Section 3 and 4 above, or combination thereof, for the 6 months NP, as applicable, in one lump sum, payable upon supply of NT with respect to Section 3 and Section 4.

9.3.	Termination for Cause by the Company: The Company may immediately terminate the engagement of the Service Provider for Cause, without any payment regarding such termination other than all the payment as per section 3 and 4 that is owed to SP. “Cause” means any of the following: (1) commitment by the SP or the Executive of an offence (by act or omission) causing material damage to the Company; (2) a breach by the SP or the Executive of any fiduciary duty or duty of care towards the Company; (3) a breach by the SP or the Executive of confidentiality or non-compete undertakings towards the Company, or breach of any other material undertaking towards the Company; or (4) conviction of the SP or the Executive of a crime, fraud, Mala in Se conduct, and offences of comparable severity.

9.4.	Company may terminate the Agreement due to a breach by the SP which was not cured within forty-five (45) days from receipt of written notice thereof (and for the purposes hereof be deemed as the “NP”). In such event the vesting of Warrants shall continue during the NP and upon expiration of the NP all such Warrants will be fully vested.

9.5.	Termination for “Good Reason” by the SP: “Good Reason” shall mean the occurrence, without the written consent of the SP or the Executive, of: (i) a reduction of more than 5% in any compensation payable to SP hereunder; or (ii) a material reduction in the scope of authorities and responsibilities of the SP or the Executive;

9.5.1.	Under this Agreement; in each of (i) and (ii) above, SP may terminate the Agreement due to a breach by the Company which was not cured by the Company within forty-five (45) days from receipt of written notice thereof.

9.5.1.1.	If SP will terminate the Agreement for ‘Good Reason’

I.	Termination will be by a written notice by SP in accordance with the period specified in Section 9.5.1.

II.	$600,000 will be due and payable by NANO / Subsidiary to SP within 5 days after the delivery of SP’s termination notice.

III.	Upon the termination, the vesting of the Warrants shall be accelerated during the 45 days described in section 9.5.1 and upon expiration of the 45 days all Warrants will be fully vested and owned by YOI.

IV.	Section 9.2.3 regarding the Put Option shall apply.

9.5.2.	If any change in the composition of the Board of Directors will occurs without the written consent of the SP, then SP can terminate this Agreement. In such case, termination will be through an up to 6 months advance written notice (“AN”) by SP. The payments as per section 3 and 4 for the termination period from AN until termination will continue. In addition, $600,000 will be due and payable by NANO / Subsidiary to SP within 5 days after the delivery of SP’s AN. All Warrants that will be vested at the end of the 6-month period will be owned by YOI.

Ex B-7

9.6.	Termination other than Good Reason by the SP:

9.6.1.	If SP desires to terminate the Agreement other than for Good Reason, within the first 18 months after “Start Date”:

9.6.1.1.	SP will supply NANO with 3 months prior notice, in writing.

9.6.1.2.	Upon the termination date, all Warrants that had vested, will be owned by YOI

9.6.1.3.	Nano / Subsidiary shall pay SP termination fee of $600,000.

9.6.1.4.	Section 9.2.3 regarding the Put Option shall apply.

9.6.2.	If SP desires to terminate the Agreement other than for Good Reason, later than the first 18 months from “Start Date”:

9.6.2.1.	SP will supply NANO with 3 months prior notice, in writing.

9.6.2.2.	Upon the termination, all Warrants that were vested, will be owned by YOI.

10.	Incapacitation: This Agreement will terminate upon the death of the Executive, or upon the Executive’s incapacity to perform the Services for a period of 120 consecutive days in any 12-month period. In the event of death, the Day of Termination (“DOT”) will be the date of the Executive’s death. In the event of incapacity, the DOT will be the last day of such 120-day period.

10.1.1.	Upon either death of the Executive or incapacity of the Executive to perform the Services, such portion of all then Warrants purchased and unvested that would have become vested within the 360-day period following such event shall become immediately vested.

11.	Change of Control: Change of Control Transaction (“CCT”), defined as (A) the sale of substantially all of the Company’s assets or (B) the sale of more than 50% of the outstanding share capital of the Company or (C) a merger between the Company and any other entity that results in changing the ownership of the surviving entity in such a way that the shareholders of the Company immediately prior to such transaction shall hold less than 50% of the issued and outstanding share capital of the surviving entity immediately following such transaction or (D) upon a change of more than 50% of the board members within less than 12 months without the consent of the SP.

12.	Confidentiality Undertaking:

Upon the execution of this Agreement, Service Provider and the Executive shall each execute the Company’s Proprietary Information, Assignment of Inventions and Non-Competition Agreement in the form attached as Exhibit A hereto (the “Confidentiality Undertaking”). Exhibit A shall survive the expiration or other termination of this Agreement.

13.	Indemnification and Directors’ and Officers’ Insurance: The Company shall enter into indemnification agreement with the Service Provider and the Executive in the form attached as Exhibit B hereto. The Company will include the Executive in its Directors & Officers Insurance Policy.

Ex B-8

14.	Additional Commitments of the Company:

14.1.	The Company will search for Board candidates with relevant industry and public company financial qualifications that can strengthen the market facing advisory, public company governance overall business and strategic capabilities of the company. Within 6 months from signing the Agreement the Company will add such members, to the board, subject to a consent by the SP, by replacing existing members or in addition to them. Any addition of such a board member without SP consent will be a cause for termination by the SP as per Section 11.

15.	Other:

15.1.	This Agreement and all subsequent related or associated agreements in connection with the engagement of Executive as CEO of NANO were approved by NANO’s Board of Directors and are subject to shareholders approval.

15.2.	Upon this Agreement becoming in force (upon receipt of shareholders’ approval), the Original Agreement shall expire (save for the confidentiality and intellectual property provisions and indemnification agreement), and be replaced and superseded by this Agreement.

16.	Notice Addresses The address of the Company for purposes of this Agreement shall be the address set forth above. The address of the Service Provider for purposes of this Agreement shall be:

C/o

Ms. YJ Kim

100 S. Birch Road, Apt. 2504 Ft. Lauderdale, FL, 33316

All notices in connection with this Agreement shall be sent by registered mail or delivered by hand to the addresses set forth above and shall be deemed to have been delivered to the other party at the earlier of the following: 10 days, if sent by registered mail; or 7 business days from the date of mailing, and if delivered by hand - upon actual delivery or proof of delivery (in the event of a refusal to accept it) at the address of the addressee.

17.	Miscellaneous

17.1.	The laws of the State of New York shall apply to this Agreement and the sole and exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the competent courts of New York, NY.

17.2.	No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party’s rights and powers under this Agreement or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

17.3.	The Service Provider may not assign or delegate any of its rights, duties or undertakings under this Agreement to any third party without the express prior written consent of the Company, and any unauthorized assignment or delegation shall be null and void.

17.4.	In the event it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

17.5.	The preamble and Exhibits of this Agreement constitute an integral part hereof.

17.6.	This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by the parties hereto.

17.7.	Each of the Service Provider and the Company acknowledges and confirms that all terms of this Agreement are personal and confidential and undertake to keep such term in confidence and refrain from disclosing such terms to any third party.

Ex B-9

IN WITNESS WHEREOF, this Amended and Restated Management Services Agreement has been executed by the parties hereto as of the date first above written.

DOUBLESHORE INC.		NANO DIMENSION Ltd.

By:	YJ Kim	By:

Title:	CFO	Title:

NANO DIMENSION USA INC.

By:

Title:

YOAV STERN

Yoav Stern’s Acknowledgement and Agreement:

I, the undersigned, Yoav Stern SS# ###-##-####, hereby represent and warrant that all representations and warranties of the Service Provider hereunder shall be deemed as my representations and warranties and I hereby undertake to comply with all undertakings of the Service Provider hereunder (including without limitations, as reflected in any annex attached hereto) as if such undertakings were provided by me.

Yoav Stern	Date

Ex B-10

Exhibit A

Proprietary Information, Assignment of Inventions and
Non-Competition Agreement

General

1.	For the purpose of this Exhibit A – “DS” will mean DoubleShore Inc. and/or any of its personnel.

Capitalized terms herein shall have the meanings ascribed to them in the Agreement to which this Exhibit is attached. For purposes of any undertaking of DS towards the Company, the term "Company" shall include also any subsidiaries and affiliates of the Company and any entities managed by the Company. DS’s obligations and representations and the Company's rights under this Exhibit shall apply as of the Commencement Date.

Confidentiality; Proprietary Information

2.	"Proprietary Information" means confidential and proprietary information concerning the business and financial activities of the Company, including, without limitation, patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products (actual or planned), know how, inventions, research and development activities, inventions, trade secrets and industrial secrets, and also confidential commercial information such as investments, investors, Executives, customers, suppliers, marketing plans, etc., all the above - whether documentary, written, oral or computer generated. Proprietary Information shall also include information of the same nature, which the Company may obtain or receive from third parties.

3.	Proprietary Information shall be deemed to include any and all proprietary information disclosed by or on behalf of the Company and irrespective of form but excluding information that (i) was known to DS prior to DS’s association with the Company, as evidenced by written records; (ii) is or shall become part of the public domain except as a result of the breach of the Agreement or this Exhibit by DS; (iii) reflects general skills and experience; or (iv) reflects information and data generally known in the industries or trades in which the Company operates.

4.	DS recognizes that the Company received and will receive confidential or proprietary information from third parties, subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. In connection with such duties, such information shall be deemed Proprietary Information hereunder, mutatis mutandis.

5.	DS agrees that all Proprietary Information shall be the sole property of the Company and its assigns. At all times, both during the employment relationship and after the termination of the engagement between the parties, DS will keep in confidence and trust all Proprietary Information, and will not use or disclose any Proprietary Information or anything relating to it without the written consent of the Company, except as may be necessary in the ordinary course of performing DS’s duties under the Agreement.

6.	Upon termination of DS’s engagement with the Company, DS will promptly deliver to the Company or destroy all documents and materials, and will not take with him/her any documents or materials or copies thereof containing any Proprietary Information.

Ex B-11

7.	DS’s undertakings set forth in Section 1 through Section 6 shall survive the termination of this Agreement and shall remain in full force and effect after termination of the Agreement or any renewal thereof.

Disclosure and Assignment of Inventions

2	"Inventions" means any and all inventions, improvements, designs, concepts, techniques, methods, systems, processes, know how, computer software programs, databases, mask works and trade secrets, whether or not patentable, copyrightable or protectable as trade secrets; "Company Inventions" means any Inventions that are made or conceived or first reduced to practice or created by DS, whether alone or jointly with others, during the period of DS’s engagement with the Company, and which are: (i) developed using equipment, supplies, facilities or Proprietary Information of the Company, (ii) result from work performed by DS for the Company, or (iii) related to the field of business of the Company, or to current or anticipated research and development.

3	DS hereby confirm that all rights that he may have had at any time in any and all Company's Inventions are and have been from inception in the sole ownership of the Company, including during the process of its incorporation. If ever any doubt shall arise as to the Company’s rights or title in any Invention and it shall be asserted that DS, allegedly, is the owner of any such rights or title, then DS hereby irrevocably transfer and assign in whole to the Company without any further royalty or payment any and all rights, title and interest in any and all Inventions. If no such list is attached to this Agreement, DS represents that he has no such Inventions at the time of signing this Agreements. The Prior Inventions, if any, patented or unpatented, are excluded from the scope of this Agreement. If, in the course of employment with the Company, DS incorporates a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicenses) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, DS agrees that he will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company's prior written consent. DS hereby represents and undertakes that none of his previous Clients or any entity with whom he was engaged, has any rights in the Inventions or Prior Inventions and such service agreement with the Company will not grant any of them any right in the results of DS’s work.

4	DS undertakes and covenants that he will promptly disclose in confidence to the Company all Inventions deemed as Company Inventions. DS agrees and undertakes not to disclose to the Company any confidential information of any third party and, in the framework of her/his service agreement with the Company, not to make any use of any intellectual property rights of any third party.

5	DS hereby irrevocably transfers and assigns to the Company all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Company Invention, and any and all moral rights that she/he may have in or with respect to any Company Invention. DS will not be entitled to royalties or other payment with regard to any Prior Inventions, Company Inventions, Service Inventions or any of the intellectual property rights set forth above, including any commercialization of such Prior Inventions, Company Inventions, Service Inventions or other intellectual property rights.

Ex B-12

6	DS agrees to assist the Company, at the Company's expense, in every proper way to obtain for the Company and enforce patents, copyrights, mask work rights, and other legal protections for the Company Inventions in any and all countries. DS will execute any documents that the Company may reasonably request for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and other legal protections. Such obligation shall continue beyond the termination of DS’s engagement with the Company. DS hereby irrevocably designates and appoints the Company and its authorized officers and agents as DS’s agent and attorney in fact, coupled with an interest to act for and on DS’s behalf and in DS’s stead to execute and file any document needed to apply for or prosecute any patent, copyright, trademark, trade secret, any applications regarding same or any other right or protection relating to any Proprietary Information (including Company Inventions), and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, trademarks, trade secrets or any other right or protection relating to any Proprietary Information (including Company Inventions), with the same legal force and effect as if executed by DS herself/himself.

Non-Competition

7	As long as DS is engaged by the Company either under this Agreement or any otherwise, and for a period of 6 months thereafter (subject to sections 8.4-8.5 of the Agreement above being fulfilled by the Company in full), DS shall not, directly or indirectly own, become interested in, or become involved in any manner whatsoever in any business which is competitive with the business of the Company and its affiliates worldwide. Without limiting any of the foregoing, the Parties agree that this covenant is intended to prohibit DS from engaging in such proscribed activities, either, as the case may be, as an owner, partner, consultant, stockholder (except as a holder of stock in a corporation whose stock is publicly traded and then only to the extent of owning not more than five percent (5%) of the issued and outstanding stock of such corporation), or agent for any person, firm or corporation, or otherwise.

8	DS agrees and undertakes that during the term of this Agreement and for a period of six (6) months following termination of this engagement for whatever reason, DS will not, directly or indirectly, solicit for employment any person who is employed by the Company, or any person retained by the Company as a consultant, advisor or the like who is subject to an undertaking towards the Company to refrain from engagement in activities competing with the activities of the Company (for purposes hereof, a "Consultant"), or was retained as a Consultant during the six months preceding termination of DS’s engagement with the Company.

Reasonableness of Protective Covenants

9	Insofar as the protective covenants set forth in this Exhibit are concerned, DS specifically acknowledges, stipulates and agrees as follows: (i) the protective covenants are reasonable and necessary to protect the goodwill, property and Proprietary Information of the Company, and the operations and business of the Company; and (ii) the time duration of the protective covenants is reasonable and necessary to protect the goodwill and the operations and business of Company, and does not impose a greater restrain than is necessary to protect the goodwill or other business interests of the Company. Nevertheless, if any of the restrictions set forth in this Exhibit is found by a court having jurisdiction to be unreasonable or overly-broad as to geographic area, scope or time or to be otherwise unenforceable, the parties hereto intend for the restrictions set forth in this Exhibit to be reformed, modified and redefined by such court so as to be reasonable and enforceable and, as so modified by such court, to be fully enforced.

Ex B-13

Remedies for Breach

10	DS acknowledges that the legal remedies for breach of the provisions of this Exhibit may be found inadequate and therefore agrees that, in addition to all of the remedies available to Company in the event of a breach or a threatened breach of any of such provisions, the Company may also, in addition to any other remedies which may be available under applicable law, obtain temporary, preliminary and permanent injunctions against any and all such actions.

Intent of Parties

11	DS recognizes and agrees: (i) that this Exhibit is necessary and essential to protect the business of Company and to realize and derive all the benefits, rights and expectations of conducting Company’s business; (ii) that the area and duration of the protective covenants contained herein are in all things reasonable; and (iii) that good and valuable consideration exists under the Agreement, for DS’s agreement to be bound by the provisions of this Exhibit.

IN WITNESS WHEREOF DS has signed this Agreement as of the date first hereinabove set forth.

DOUBLESHORE INC.	Date
By: YJ Kim

Yoav Stern	Date

NANO DIMENSION Ltd.
By:__________________________
Date

Ex B-14

Exhibit B

Form of Indemnification Agreement

This Indemnification Agreement (this "Agreement") is made as of December 5, 2019, by and between Nano Dimension Ltd., a company organized and existing under the laws of Israel (the "Company") and ____________ I.D. No / Passport No ____________ ("Indemnitee").

WHEREAS, the Company desires to attract and retain qualified directors and officers and to provide them with protection against liability and expenses incurred while acting in that capacity; and

WHEREAS, Indemnitee is director or officer of the Company; and

WHEREAS, in order to induce Indemnitee to serve as a director or officer of the Company, the Company agrees to indemnify Indemnitee upon certain occurrences, all under the terms of this Agreement.

Now, therefore, the parties agree as follows:

1.	Indemnity. The Company hereby agrees, subject to the limitations set forth in this Agreement and to applicable law:

To indemnify Indemnitee to the greatest extent possible under applicable law against any liability or expense in respect of any acts or omissions of Indemnitee in his capacity as a director or officer of the Company, as follows:

(i) a financial obligation imposed on Indemnitee in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii) reasonable litigation expenses, including attorneys' fees, expended by Indemnitee or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in any criminal proceeding of a crime which does not require proof of mens rea (criminal intent) in which the Indemnitee is convicted, or due to an investigation or a proceeding conducted against him by an authority authorized to conduct an investigation or a proceeding, pursuant to which no indictment was filed against him and no monetary liability was imposed on him as an alternative to a criminal proceeding, or due to an investigation or a proceeding conducted against him by an authority authorized to conduct an investigation or a proceeding, pursuant to which no indictment was filed against him but a monetary liability was imposed on him as an alternative to a criminal proceeding, for a crime which does not require a finding of mens rea (criminal intent) (collectively referred to hereinafter as a "Claim");

(iii) a payment which Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), if applicable, and expenses that Indemnitee incurs in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees; and

Ex B-15

(iv) any other obligation or expense in respect of which it is permitted or will be permitted under the Companies Law, 5759-1999, to indemnify an officer or director, subject to and in accordance with all applicable law.

The above indemnification will also apply to any action taken by the Indemnitee in his capacity as a director and/or officer of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in his capacity as a director, officer or observer at board of directors’ meetings, of a company not controlled by the Company but where his appointment as a director, officer or observer results from the Company’s holdings in such company (“Affiliate”).

2.	General Limitations on Indemnity. If, when and to the extent that a final judicial determination is made, as to which all rights of appeal therefrom have been exhausted or lapsed, the Indemnitee would not be permitted to be so indemnified as provided under this Agreement, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid. Indemnitee’s obligation to reimburse the Company for any advance expenses or other sums paid hereunder shall be unsecured and no interest shall be charged thereon.

3.	Limitations on Indemnity.

3.1. The Company undertakes to indemnify Indemnitee, with respect to Section 1(i) above, and in accordance with the terms of this Agreement up to a total amount that will not exceed the lower amount of one of (a) 25% of the company's equity, according to the recent financial statements of the company as of the time of the indemnification payment. (b) US$1,000,000 (One Million United States Dollars)]. Under the circumstances of indemnification of Indemnitee as set forth in this Agreement.

3.2. Indemnitee shall not be entitled to indemnification under Section 1, for financial obligations imposed arising from any of the following: (i) a breach of the duty of fiduciary by Indemnitee, except, to the extent permitted by law, for a breach of the duty of fiduciary by the Indemnitee to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company, Subsidiary or Affiliate, as applicable; or (ii) a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly, except if it was done in negligence only; or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee (excluding a fine or monetary penalty imposed pursuant to the conviction of a crime which requires proof of mens rea (criminal intent)); or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than (a) by way of defense or by way of third party notice in connection with claim brought against the Indemnitee, or (b) in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by Indemnitee, which approval shall not be unreasonably withheld.

Ex B-16

3.3. The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O Policy”), such that Indemnitee will not be entitled to payment from the Company for amounts which Indemnitee has actually obtained under the D&O Policy.

3.4. Subject to the provisions of this Section 3, the indemnification hereunder will, in each case, cover all sums of money that the Indemnitee will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

3.5. The Company will be entitled to reimbursement of amounts collected from a third party in connection with liabilities indemnified hereunder. Such reimbursement shall not exceed the amount the Company has paid to the Indemnitee.

4.	Limitation of Categories of Claims. The indemnification pursuant to Section 1(i) above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Company's Board of Directors to be foreseeable at the date hereof:

4.1. The offering of securities by the Company and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

4.2. Occurrences in connection with investments in or by the Company and/or Subsidiary and/or Affiliate in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by the Indemnitee in the name of the Company and/or Subsidiary and/or Affiliate as a director, officer, employee and/or board observer of the corporation which is the subject of the transaction and the like;

4.3. The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company and/or Subsidiary and/or Affiliate;

4.4. Actions in connection with the merger of the Company and/or any Subsidiary and/or any Affiliate with or into another entity;

4.5. Actions in connection with the sale of the operations, assets and/or business, or part thereof, of the Company and/or Subsidiary and/or Affiliate;

4.6. Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, licensing or acquisition of rights in products, assets or technologies of other persons or legal entities, and the sale, licensing or grant of license in the same to other persons or legal entities, and the division or consolidation thereof;

Ex B-17

4.7. Actions taken in connection with labor relations and/or employment matters (including employment-related benefits) in the Company and/or Subsidiary and/or Affiliate and trade relations of the Company and/or Subsidiary and/or Affiliate, including with employees, independent contractors, customers, suppliers and various service providers;

4.8. Actions in connection with the developing, testing and manufacturing of products (including a third party’s products, solutions and technologies) by the Company and/or Subsidiary and/or Affiliate or in connection with the distribution, sale, license or use of such products, solutions or technologies, and management of projects whether of the Company and/or Subsidiary and/or affiliate and/or any third party;

4.9. Actions relating to the promotion, offering and/or support of the products, solutions and technologies in the fields of operation of the Company, any of its Subsidiaries or Affiliates as shall exist from time to time.

4.10. Actions taken in connection with the intellectual property of the Company and/or Subsidiary and/or Affiliate and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property or any claim or demand made for actual or alleged infringement, misappropriation, or misuse of any third party's intellectual property rights by the Company, its Subsidiaries or Affiliates, including without limitation confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, and misappropriation of ideas by the Company, its Subsidiaries or Affiliates;

4.11. Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or Subsidiary and/or Affiliate, that have been decided upon, whether such policies and procedures are published or not, and actions relating to the operations and management of the Company and/or of any Subsidiaries and/or Affiliates.

4.12. Occurrences resulting from the Company’s and/or Subsidiary’s and/or Affiliate’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in the U.S. or elsewhere;

4.13. Any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company and\or Subsidiary and/or any Affiliate.

4.14. Any claim or demand made by any third party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company or its Subsidiaries or its Affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

4.15. Any claim or demand made by suppliers, contractors or other third parties transacting any form of business with the Company in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

Ex B-18

4.16. Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company or the party making such claim (including any transaction with directors or officers of the Company or any controlling shareholder of the Company).

4.17. Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company and\or Subsidiary and/or Affiliate, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any federal, state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

4.18. Any actions or decisions relating to insurance matters and/or risk management of the Company.

4.19. The filing of a report and/or announcement required by the Companies Law and/or any securities law which is applicable or may be applicable to the Company from time to time, including the U.S. Securities Laws, including the regulations pertaining to these laws, the Israeli Securities Law - 1968, and/or according to rules and/or regulations adopted by the NASDAQ or any other stock exchange and/or securities market and/or any law of any other country pertaining to these issues and/or the failure to file such a report and/or announcement, and/or actions relating to tender offers of the Company, including actions relating to delivery of opinions in relation thereto.

4.20. Any decision regarding a distribution, as defined in the Companies Law, including a distribution pursuant to a court order, and/or repurchase of shares or returns of capital or loans of the Company.

4.21. Any actions in connection with the change in the Company's structure and/or a reorganization of the Company, including any arrangement between the Company and its shareholders and/or creditors according to the Companies Law, and/or any decision relating to these issues including, but not limited to, a change in the Company's capital, the establishment of subsidiaries and/or their liquidation or sale, and/or all allotments or distributions.

4.22. Approval of corporate actions, including the approval of acts of the Company's management, its guidance and its supervision.

4.23. Any claim or demand made in connection with any expression of opinion or saying made in good faith during the course of performance of duties and in connection with the performance of duties, including during meetings of the board of directors or committees of the Company;

Ex B-19

4.24. Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity (in Israel or abroad), including the Office of the Chief Scientist or the Investment Center of the Israeli Ministry of Industry and Commerce, the Israeli Antitrust Authority or the Israel Securities Authority, or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company and/or Subsidiary, or any of their respective businesses or operations.

4.25. Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, for damages, losses or personal injuries related to such products.

4.26. Any claim or demand made in connection with any preparation or formulation of work plans, including pricing, marketing, distribution, instructions to employees, customers and suppliers, and collaboration with competitors.

4.27. Any acts in regard of invasion of privacy, participation and/or non-participation at Board meetings and/or voting and/or abstention from voting at Board meetings, approval of corporate actions, claims of failure to exercise business judgment.

4.28. Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's business.

4.29. Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

4.30. Decisions and/or actions relating to environmental compliance, including pollution, contamination and hazardous materials.

4.31. Granting of liens on Company assets and granting guarantees on behalf of the Company.

4.32. Claims in connection with publishing or providing any information, including any filings with governmental authorities in the U.S., Israel and elsewhere, on behalf of the Company, in the circumstances required under applicable laws.

4.33. Claims in connection with the preparation, approval or providing of any annual or quarterly financial statements, profit and loss statements, balance sheets and similar financial information or forecasts.

4.34. Any of the forgoing actions or decisions relating or otherwise applicable to any Subsidiary or Affiliate of the Company.

4.35. Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.

Ex B-20

5.	Expenses; Indemnification Procedure. The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable (“Time of Indebtedness”), and with respect to items mentioned in Section 1(ii) above, even prior to a court decision, but has no duty to advance payments in less than twenty (20) days (but in any event not later than thirty (30) days) following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by Indemnitee to the Company, if such proceedings are concluded in such manner that would not have entitled the Indemnitee to indemnification under Section 1 above. Additionally, the Company shall make available to Indemnitee any securities and/or guarantees which Indemnitee will be required to provide in the framework of any action or proceeding and/or according to any interim decision, including arbitration proceedings, and including with respect to the exchange of any attachments imposed on Indemnitee's assets.

6.	Notification and Defense of Claim. If any Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

6.1. The Indemnitee shall promptly notify the Company of any legal proceedings initiated and of all possible or threatened legal proceedings without delay following first becoming aware thereof, and the Indemnitee shall deliver to the Company, or to such person as it shall advise, without delay all documents received in connection with these proceedings. Similarly, the Indemnitee must advise the Company on an ongoing and current basis concerning all events which the Indemnitee suspects may give rise to the initiation of legal proceedings against the Indemnitee. Notice to the Company shall be directed to the Chief Executive Officer with a copy to the General Counsel and the Chief Financial Officer of the Company as per Section 19 hereof, or if the Indemnitee is then the Chief Executive Officer of the Company, such notice shall be directed to the Chairman of the Board and the other addressees.

6.2. The Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ its own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless: (i) the Company shall not have assumed the defense of the Claim, or (ii) the named parties to any such action (including any impleaded parties) include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between Indemnitee and the Company, in either of which events reasonable fees and expenses of such counsel to Indemnitee shall be borne by the Company. However, in no event will the Company be obligated to pay the fees or expenses of more than one firm of attorneys representing Indemnitee in connection with any one Claim or separate but substantially similar or related Claims in the same jurisdiction arising out of the same general allegations or circumstances. For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in Indemnitee’s name or to agree to a plea-bargain in his name without his prior written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without Indemnitee’s prior written consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without Indemnitee’s consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Agreement and/or pursuant to law and further provided that any such settlement or arrangement does not impose on Indemnitee any liability or limitation.

Ex B-21

6.3. The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company's written consent. Indemnitee shall give the Company such information and cooperation as may be required.

6.4. The Indemnitee will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that the Indemnitee will not be required to pay the same or to finance the same himself.

7.	Subrogation. In the event of payment under this Agreement from Company to Indemnitee, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents reasonably required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

8.	Primacy of Indemnification. The Company hereby acknowledges that Indemnitee has or may have certain rights to indemnification, advancement of expenses and/or insurance provided by the Indemnitee or by the party or parties who appointed the Indemnitee and certain of such party's affiliates (collectively, the “Appointing Party”). The Company hereby agrees, with respect to Indemnitee's right to indemnification pursuant hereto: (i) that the Company is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Appointing Party or its (or the Indemnitee's) insurer to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that, subject to the provisions hereof, the Company shall be required to advance the full amount of expenses incurred by Indemnitee and indemnifiable hereunder and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the Company’s Articles Association (or any agreement between the Company and Indemnitee) all subject to the provisions hereof, without regard to any rights Indemnitee may have against the Appointing Party or its (or the Indemnitee's) insurer, and, (iii) that the Company irrevocably waives, relinquishes and releases the Appointing Party or its (or the Indemnitee's) insurer from any and all claims against the Appointing Party or its (or the Indemnitee's) insurer for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Appointing Party or its (or the Indemnitee's) insurer on behalf of an Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Appointing Party or its (or the Indemnitee's) insurer shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and the Indemnitee agree that the Appointing Party or its (or the Indemnitee's) insurer are express third party beneficiaries of the terms hereof.

Ex B-22

9.	Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses actually or reasonably incurred by Indemnitee in connection with a Claim or Claims, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses to which Indemnitee is entitled.

10.	Other Indemnification. Except to the extent provided in Section 8 above, the Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts, which are in excess of the amount paid to Indemnitee pursuant to such policy or agreement and other than a deductible payable by the Indemnitee under an insurance policy or indemnification agreement.

11.	Collection from a Third Party. The Company will be entitled to any amount collected from a third party in connection with a Claim or Claims actually indemnified hereunder by the Company.

12.	Non-Exclusivity. The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the indemnification period hereunder the rights of the then existing directors and officers are more favorable to such directors or officers than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights.

13.	Exemption. The Company hereby exempts Indemnitee, to the fullest extent permitted by law, from any liability, or any part of liability, for damages caused as a result of a breach of his duty of care to the Company, provided that in no event shall he be exempt with respect to any actions listed in Section 3.2 above.

14.	Post Factum Indemnification. It is hereby clarified that nothing in here shall limit the Company’s right to indemnify the Indemnitee post factum, for any and all amounts or events, without limitation.

15.	Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. If such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

16.	Termination of Services. For the avoidance of doubt, the Company will indemnify Indemnitee even if at the relevant Time of Indebtedness Indemnitee is no longer a director or officer of the Company or of a Subsidiary or a director, officer and/or board observer of an Affiliate, as applicable, provided, that the obligations are in respect of actions taken by the Indemnitee while serving as a director, officer and/or board observer, as aforesaid, and in such capacity.

Ex B-23

17.	Attorneys' Fees. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys' fees and other costs, in addition to such relief as may be awarded by a court or other tribunal.

18.	Further Assurances. The parties will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents and things as may be reasonably required for the purpose of giving effect to this Agreement and the transactions contemplated hereby. Notwithstanding anything to the contrary, if for the validation of any of the undertakings in this Agreement any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

19.	Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

20.	Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes and cancels all prior agreements, proposals, representations and communications between the parties regarding the subject matter hereof. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

21.	Binding Effect; No Assignment. This Agreement shall be binding upon Indemnitee and the Company, their successors and assignees, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assignees and to the benefit of the Company, its successors and assignees. Indemnitee shall not assign or otherwise transfer his rights under this Agreement and any attempt to assign or transfer such rights shall be deemed null and void.

22.	Governing Law; Jurisdiction. This Agreement shall be interpreted and enforced in accordance with the laws of the State of Israel, without regard to their rules of conflict of laws, and any dispute arising from or in connection with this Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

23.	Construction. The undertakings of the parties pursuant to this Agreement shall be widely construed and in a manner designated to give them effect, to the fullest extent permissible under law. In the event of any contradiction between the provisions of this Agreement and any provision of law that is not dispositive or which cannot be amended, the provision of law shall prevail but the same shall not impair or derogate from the validity of the other provisions hereunder.

24.	Counterpart Signatures. This Agreement may be executed in counterparts, both of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that two parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or PDF transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile or PDF signature page were an original thereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Nano Dimension Ltd.	Indemnitee

Name:	Name:

Title:

Ex B-24

 Exhibit C

Warrant Transaction Documents

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of June __, 2020, between Nano Dimension Ltd., an Israeli corporation (the “Company”), and Stern YOI Ltd. Partnership (including its successors and assigns, “YOI” or the “Purchaser”), from Carson City, Nevada 89703

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D promulgated thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“ADS(s)” means American Depositary Shares issued pursuant to the Deposit Agreement (as defined below), each representing fifty (50) Ordinary Shares.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, a legal holiday in the State of Israel, or any day on which banking institutions in the State of New York or the State of Israel are authorized or required by law or other governmental action to close; provided, however, that, for calculating a Business Day, any action to be taken by the Company hereunder, a Friday as of and after 1:00 p.m. (Tel Aviv time) shall not be considered a Business Day.

“Closing(s)” means the closing(s) of the purchase and sale of the Warrants pursuant to Section 2.1.

“Closing Date” means , respectively, the date of the First Closing or the date of any Subsequent Closing, and means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the Series A Subscription Amount or Series B Subscription Amount, as to the applicable Closing and (ii) the Company’s obligations to deliver the Warrants as to the applicable Closing, in each case, have been satisfied or waived.

Ex C-1

“Commission” means the United States Securities and Exchange Commission.

“Deposit Agreement” means the amended and restated Deposit Agreement dated as of April 15, 2019, among the Company, The Bank of New York Mellon as Depositary and the owners and holders of ADSs from time to time, as such agreement may be amended or supplemented.

“Depositary” means The Bank of New York Mellon, as Depositary under the Deposit Agreement.

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“First Closing” means the closing of the purchase and sale of the Series A Warrants pursuant to Section 2.1.

“Fully Diluted” means the Company’s issued and outstanding share capital, including options, warrants (including Series A and Series B Warrants), convertible securities and any other securities convertible into or exchangeable for Ordinary Shares of the Company, deemed converted or exercised, as applicable, in the aggregate.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” means (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

“Ordinary Share(s)” means the ordinary shares of the Company, par value NIS 0.10 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Per Series A Warrant Purchase Price” equals $0.02 subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the ADSs and/or the Ordinary Shares that occur after the date of this Agreement.

Ex C-2

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition) pending or, to the Company’s knowledge, threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(e).

“Securities” means the Warrants, the Warrant ADSs, and ADSs.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing shares of Ordinary Shares and/or ADSs).

“Series A Subscription Amount” means the aggregate amount to be paid for Warrants purchased hereunder as specified below the Purchaser’s name on the signature page of this Agreement and next to the heading “Series A Subscription Amount,” in United States dollars and in immediately available funds.

“Series A Warrant” means the Series A American Depositary Shares purchase warrants delivered to the Purchaser at the Closing in accordance with Section 2.2(a) hereof, in the form of Exhibit A-1 attached hereto.

“Series B Subscription Amount” means $50,000 in the aggregate, assuming the purchase of a single Series B Warrant reflecting the proposed purchase of all Tranches (as defined below) or a pro-rated QPT Percentage (for illustration purposes, in the event that Purchaser elects to purchase a Series B Warrant reflecting a QPT Percentage of 3%, then the Series B Subscription Amount for such Series B Warrant shall be (A) $50,000, multiplied by (B)(x) 3 divided by (y) 10).

“Series B Warrant” means, collectively, the Series B American Depositary Shares purchase warrants delivered to the Purchaser at a Subsequent Closing in accordance with Section 2.2(a) hereof, in the form of Exhibit A-2 attached hereto, to purchase the Series B Warrant Shares.

Ex C-3

“Series B Warrant Shares” means, collectively, such number of ADSs issuable under the Series B Warrants, and further in accordance with the terms of section 2.1(b) below.

“Shareholder Approval” means approval of the shareholders of the Company of the transaction contemplated by this Agreement by a Special Majority.

“Special Majority” means the affirmative vote of at least a majority of the votes of Company’s shareholders present and voting at a general meeting, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company

“Subsequent Closing” means the closing of the purchase and sale of the Series B Warrants pursuant to Section 2.1.

“Subsequent Closing Purchase Notice” means the notice provided by the Purchaser pursuant to Section 2.2.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the ADSs are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement and all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Warrant ADSs” means ADSs representing Warrant Shares.

“Warrants” means the Series A Warrants and the Series B Warrants.

“Warrant Shares” means the Ordinary Shares issuable upon exercise of the Warrants.

Ex C-4

ARTICLE II.
PURCHASE AND SALE

2.1 Closing.

(a) On each Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchaser agrees to purchase, the Warrants. Purchaser shall deliver to the Company, via wire transfer or a certified check, immediately available funds equal to the Purchaser’s Series A Subscription Amount as to the applicable Closing, and the Company shall deliver to the Purchaser the Warrants, as determined pursuant to Section 2.2(a), and the Company and the Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the applicable Closing. The Closings shall take place in several stages (respectively, the “First Closing” and the “Subsequent Closing(s)”).

(b) At any time after the First Closing and so long as the Purchaser is employed by the Company or is a member of the Company’s board of directors, the Purchaser may, in its sole determination, elect to purchase one or more Series B Warrants in a Subsequent Closing or a series of Subsequent Closings (“Tranche” and together “Tranches”) whereby in each such Tranche, Purchaser shall indicate the desired coverage for the respective Series B Warrant by providing the desired quantity per Tranche in the form of percentage of the Company’s share capital on a Fully Diluted basis (calculated at the time of purchase of the respective Series B Warrant) Purchaser desires to include under such Tranche (the “QPT Percentage”). At each Subsequent Closing of each Tranche, and payment of the applicable portion of the Series B Subscription Amount, Company shall issue Purchaser with a Series B Warrant for such number of underlying shares reflecting the elected QPT Percentage per such Tranche., provided that the total QPT Percentage elected by Purchaser under Series B Warrants issuable upon series of purchases in all Tranches of these Series B Warrants shall not exceed, in the aggregate, 10, as a figure.

For illustration purposes, in the event that Purchaser had purchased a Series B Warrant where Purchaser requested to have a QPT Percentage equal to 5%, then Purchaser may thereafter (but is not obligated), for example, (i) purchase one additional Series B Warrant with a QPT Percentage of 5% of the then applicable Company’s share capital on a Fully Diluted Basis, or, (ii) purchase in a series of 9 additional Tranches, additional 9 Series B Warrants, each of QPT Percentage of 1%; whereby the Company’s share capital on a Fully Diluted Basis for determining the number of shares regarding each such Tranche under example (ii) shall be as of the Subsequent Closing of each such Tranche), so that the aggregate QPT Percentage of all Tranches, as figures, will amount to no more than 10. . Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, each Closing shall occur at the offices of Sullivan & Worcester, LLP, located at 1633 Broadway, New York, New York 10019, or such other location as the parties shall mutually agree.

2.2 Deliveries.

(c) On or prior to each Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i) as to the First Closing, this Agreement duly executed by the Company;

Ex C-5

(ii) as to the First Closing, a Series A Warrant registered in the name of such Purchaser to purchase up to a number of ADSs equal to the Purchaser’s Series A Subscription Amount divided by the Per Series A Warrant Purchase Price; and

(iii) as to each Subsequent Closing, a Series B Warrant registered in the name of such Purchaser.

(b) On or prior to each Closing Date, the Purchaser shall deliver or cause to be delivered to the Company the following:

(i) as to the First Closing, this Agreement duly executed by the Purchaser;

(ii) as to each Subsequent Closing, a Subsequent Closing Purchase Notice in the form attached hereto with respect to the Series B Warrant, which may only be delivered by the Purchaser during such time that the Company’s insider trading policy, in place from time to time, does not restrict the Holder from transacting in the Company’s securities; and

(iii) the Purchaser’s Series A Subscription Amount or Series B Subscription Amount, as applicable, by wire transfer to the account specified in writing by the Company.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with each Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement; and

(iv) Shareholder Approval shall have been obtained.

(b) The respective obligations of the Purchaser hereunder in connection with each Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

Ex C-6

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement; and

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Purchaser:

(a) Organization and Qualification. The Company is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

(b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby, including the issuance of the Securities, has been duly authorized by all necessary action on the part of the Company. This Agreement is the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) Issuance of the Warrant Shares. The Warrant Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Warrants are duly authorized and, when issued in accordance with this Agreement, will be duly and validly issued, free and clear of all Liens imposed by the Company. The Company has reserved from its duly authorized share capital the maximum number of Ordinary Shares issuable pursuant to this Agreement.

(d) SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the one (1) year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Ex C-7

(e) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. The Purchaser is an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by the Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Understandings or Arrangements. The Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting the Purchaser’s right to sell the Securities in compliance with applicable federal and state securities laws). The Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c) Experience of The Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

Ex C-8

(d) Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment

(e) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, the Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof.

(f) Purchaser Status.  At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be either:

(i) if the Purchaser is located outside of the State of Israel, an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(5), (a)(6), (a)(7) or (a)(8) under the Securities Act; or

(ii) if the Purchaser is located in the State of Israel, (A) an Israeli investor which falls within the scope of one of the criteria of Qualified Investor pursuant to the First Addendum of the Securities Law and (B) located outside the United States and not a “U.S. Person” as defined in Rule 902 under the Securities Act.

At the time such Purchaser was offered the Securities, it was not, and as of the date hereof it is not, and on each date on which it exercises any Warrants, it will not be an Enemy of Israel (as such term is defined under the Israeli Trading with the Enemy Ordinance of 1939) nor acting on behalf of or for the benefit of such.

(g) General Solicitation.  The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of the Purchaser, any other general solicitation or general advertisement.

Ex C-9

(h) No Governmental Review. The Purchaser understands that no Israeli or United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect the Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1 Legends; Resale.

(a) The Securities may only be disposed of in compliance with U.S. state and U.S. federal securities laws. In connection with any transfer of Securities other than pursuant to an effective Registration Statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of a Purchaser under this Agreement.

(b) The Purchaser agrees to the imprinting, so long as required by this Section 4.1, of a legend on the Securities substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.”

Ex C-10

4.2 Resale Registration. The Company shall prepare and file with the Commission a registration statement (a “Registration Statement”) covering the non-underwritten resale of all of the Warrant ADSs by the 60th calendar day following the date hereof. The Company shall use its best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, and shall use its best efforts to keep such Registration Statement continuously effective under the Securities Act until the date that all Warrant ADSs covered by such Registration Statement (i) have been sold, thereunder or pursuant to Rule 144 or otherwise, or (ii) (A) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144, and (B)(I) may be sold without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, or (II) the Company is in compliance with the current public information requirement under Rule 144, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Depositary.

4.3 Securities Laws Disclosure; Publicity. If required pursuant to all applicable laws, the Company (a) may, by the Disclosure Time issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) shall file a Report on Form 6-K, including, to the extent required, the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act. From and after the issuance of such press release, the Company represents to the Purchaser that it shall have publicly disclosed all material, non-public information delivered to the Purchaser by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and the Purchaser or any of their Affiliates on the other hand, shall terminate. The Company and Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of the Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not be required to obtain the approval of the Purchaser for any press releases not associated with the transactions contemplated hereby. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of the Purchaser, except (a) as required by federal securities law in connection with the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchaser with prior notice of such disclosure permitted under this clause (b).

Ex C-11

4.4 Certain Transactions and Confidentiality. The Purchaser covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3.  The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.3, the Purchaser will maintain the confidentiality of the existence and terms of such transactions.

4.5 Form D; Blue Sky Filings. The Company agrees to timely file a Form D, if required by applicable law, with respect to the Securities as may be required under Regulation D and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for sale to the Purchaser at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, if necessary, and shall provide evidence of such actions promptly upon request of any Purchaser.

ARTICLE V.
MISCELLANEOUS

5.1 Termination.  This Agreement may be terminated by the Purchaser, as to the Purchaser’s obligations hereunder only by written notice to the other parties, if the Closing has not been consummated on or before the fifth (5th) day following the date hereof; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Depositary fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchaser.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K.

Ex C-12

5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchaser, or in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any amendment effected in accordance with this Section 5.5 shall be binding upon the Purchaser and holder of Securities and the Company.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser (other than by merger). The Purchaser may not assign any or all of its rights under this Agreement to any Person without the prior written consent of the Company, and provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchaser.”

5.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in this Section 5.8.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Israel. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the State of Israel. Each party hereby irrevocably submits to the exclusive jurisdiction of the State of Israel for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Agreement).

Ex C-13

5.10 Survival. The representations and warranties of the Purchaser contained herein shall survive the Closing and the delivery of the Warrants until the exercise of all of the Warrants, and in any instance for a period of at least two (2) years from the Closing.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken, or such right may be exercised on the next succeeding Business Day.

5.14 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Ordinary Shares and ADSs that occur after the date of this Agreement.

5.15 Avoidance of Purchasing a Controlling Interest Unless by way of Special Tender Offering. Purchaser understands and undertakes not to purchase and/or hold following the closing of this Agreement, alone or in cooperation with others, directly or indirectly, more than twenty five percent (25%) of the outstanding share capital of the Company, unless through a special tender offering aimed towards the rest of the shareholders of the Company at that time. The Purchaser represents and understands the implications under Israeli law of not abiding by this paragraph’s provisions, among others, any such purchase or holding of such shares shall result in these shares become dormant and will not confer any rights to their holders.

Ex C-14

5.16 SEC Reporting Obligations. Purchaser acknowledges and agrees that he may be subject to reporting requirements of Sections 13 promulgated under the Exchange Act, and covenants and agrees it shall comply with all such requirements, as applicable.

5.17 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

Ex C-15

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

NANO DIMENSION LTD.		Address for Notice:
2 Ilan Ramon St., Ness Ziona 7403635, Israel

By:		E-mail:
Name:
Title:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

Ex C-16

[PURCHASER SIGNATURE PAGES TO NNDM SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its respective authorized signatories as of the date first indicated above.

Name of Purchaser: Stern YOI Ltd. Partnership

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory: Yoav Stern

Title of Authorized Signatory: Managing Member

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Series A Subscription Amount: $150,000

Warrants: 6,880,402  ADSs

EIN Number:

Ex C-17

SUBSEQUENT CLOSING PURCHASE NOTICE

IN WITNESS WHEREOF, the undersigned has caused this Subsequent Closing Purchase Notice to be duly executed by its respective authorized signatories as of the date indicated below.

Date: ____________________________

Name of Purchaser: Stern YOI Ltd. Partnership

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory: Yoav Stern

Title of Authorized Signatory: Managing Member

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Series B Subscription Amount: $_____

Warrants: _____ ADSs

EIN Number:

Ex C-18

Exhibit A-1

SERIES A WARRANT

(see attached)

Ex C-19

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

SERIES A WARRANT TO PURCHASE ORDINARY SHARES

REPRESENTED BY AMERICAN DEPOSITARY SHARES

NANO DIMENSION LTD.

Number of American Depositary Shares: 6,880,402	Issue Date: June __, 2020

THIS WARRANT TO PURCHASE ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES (the “Warrant”) certifies that, for value received, Stern YOI Ltd. Partnership or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date that is the earlier of: (i) twelve (12) months following the Issue Date hereof in accordance with the vesting schedule set forth on Exhibit A attached hereto, or (ii) immediately upon the occurrence of a Fundamental Transaction (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York time) on June __, 2027 (the “Termination Date”), provided that, if such date is not a Trading Day, the Termination Date should be the immediate following Trading Day but not thereafter, to subscribe for and purchase from Nano Dimension Ltd., a company organized under the laws of the State of Israel (the “Company”), up to 344,020,100 Ordinary Shares, par value 0.10 NIS per share (the “Ordinary Share(s)”) (as subject to adjustment hereunder, the “Warrant Shares”)), represented by 6,880,402 American Depositary Shares (“ADSs”), as subject to adjustment hereunder, and the ADSs issuable upon exercise of this Warrant (the “Warrant ADSs”). The purchase price of one Warrant ADS shall be equal to the Exercise Price, as defined in Section 2(b). This Warrant is issued in connection and subject to, the terms and conditions described in the Securities Purchase Agreement, dated June __, 2020, between the initial Holder and the Company (the “Agreement”).

Section 1. Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, a legal holiday in the State of Israel or any day on which banking institutions in the State of New York or in the State of Israel are authorized or required by law or other governmental action to close.

“Commission” means the United States Securities and Exchange Commission.

“Deposit Agreement” means the Amended and Restated Deposit Agreement dated as of April 15, 2019, as amended, among the Company, The Bank of New York Mellon as Depositary and the owners and holders of ADSs from time to time, as such agreement may be amended or supplemented.

“Depositary” means The Bank of New York Mellon, as Depositary under the Deposit Agreement.

Ex C-20

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares or ADSs, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares or ADSs.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means each subsidiary of the Company (collectively, the “Subsidiaries”).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the ADSs and/or the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB, OTCQX or the Tel Aviv Stock Exchange (or any successors to any of the foregoing).

Section 2. Exercise.

(a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date, in accordance with the vesting schedule set forth on Exhibit A attached hereto, or immediately upon the occurrence of a Fundamental Transaction, by delivery to the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company) and the Depositary of a duly executed facsimile copy (or .pdf copy via e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the unpaid portion of the aggregate Exercise Price for the Warrant ADSs specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs purchasable hereunder in an amount equal to the applicable number of Warrant ADSs purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant ADSs hereunder, the number of Warrant ADSs available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

(b) Exercise Price. The exercise price per ADS under this Warrant shall be $0.75, subject to adjustment hereunder (the “Exercise Price”).

Ex C-21

(c) Cashless Exercise. This Warrant may be exercised, pursuant to the sole discretion of the Holder, in whole or in part, by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant ADSs equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the ADSs on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) = the Exercise Price, as adjusted hereunder; and

(X) = the number of Warrant ADSs that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant ADSs are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant ADSs shall take on the registered characteristics of the Warrants being exercised. The Company agrees not to take any position contrary to this Section 2(c).

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the bid price of the ADSs for the time in question (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of ADSs so reported, or (d) in all other cases, the fair market value of one ADS as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the daily volume weighted average price of the ADSs for such date (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the ADSs so reported, or (d) in all other cases, the fair market value of one ADS as determined by an independent appraiser selected in good faith by the Company, the fees and expenses of which shall be paid by the Company.

Ex C-22

(d) Mechanics of Exercise.

i. Delivery of Warrant Shares Upon Exercise. The Company shall cause its registrar to deposit the Warrant Shares subject to such exercise with Depositary, and cause the Depositary to credit the account of the Holder’s or its designee’s balance account with The Depository Trust Company (or another established clearing corporation performing similar functions) through its Deposit/Withdrawal At Custodian system (“DWAC”) if the Depositary is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant ADSs to or resale of the Warrant ADSs by the Holder or (B) the Warrant ADSs are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming this Warrant is being exercised via cashless exercise), and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant ADSs to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise, by the date that is the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant ADS Delivery Date”) provided that the Warrant ADS Delivery Date shall not be deemed to have occurred until such time that the Company has received the aggregate Exercise Price. Upon delivery of the Notice of Exercise together with payment to the Company of the aggregate Exercise Price, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs. If the Company fails for any reason to deliver to the Holder the Warrant ADSs subject to a Notice of Exercise by the Warrant ADS Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant ADSs subject to such exercise (based on the VWAP of the ADSs on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant ADS Delivery Date until such Warrant ADSs are delivered or Holder rescinds such exercise. The Company agrees to maintain a depositary that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the ADSs as in effect on the date of delivery of the Notice of Exercise.

ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii. Rescission Rights. If the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs pursuant to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise; provided, however, that the Holder shall be required to return any Warrant ADSs or Ordinary Shares subject to any such rescinded exercise notice concurrently with the return to Holder of the aggregate Exercise Price paid to the Company for such Warrant ADSs and the restoration of Holder’s right to acquire such Warrant ADSs pursuant to this Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

iv. Compensation for Buy-In on Failure to Timely Deliver Warrant ADSs Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Depositary to deliver to the Holder the Warrant ADSs in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant ADS Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, ADSs to deliver in satisfaction of a sale by the Holder of the Warrant ADSs which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant ADSs for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of ADSs with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver ADSs upon exercise of the Warrant as required pursuant to the terms hereof.

Ex C-23

v. No Fractional Shares or Scrip. No fractional Warrant ADSs shall be issued upon the exercise of this Warrant. As to any fraction of an ADS which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole ADS.

vi. Charges, Taxes and Expenses. Issuance of Warrant ADSs shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant ADSs, all of which taxes and expenses shall be paid by the Company, and such Warrant ADSs shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided , however , that in the event that Warrant ADSs are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all standard Depositary fees required for same-day processing of any Notice of Exercise and all standard fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant ADSs.

vii. Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

(e) Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares held by the Holder and its Attribution Parties plus the number of Ordinary Shares represented by ADSs issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares represented by ADSs which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent Annual Report on Form 20-F, Report on Form 6-K or other public filings filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Depositary setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The “ Beneficial Ownership Limitation “ shall be 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares represented by ADSs issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares represented by ADSs upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Ex C-24

(f) TASE Exercise Limitations. Notwithstanding the above, the Warrants may not be exercised on the Record Date (as such term is defined under the Tel-Aviv Stock Exchange Ltd. (“TASE”) rules and regulations) of: (i) a distribution of bonus shares; (ii) a rights offer; (iii) any distribution of dividends; (iv) a consolidation of the share capital of the Company; (v) a share split; or (vi) a reduction of the share capital of the Company (each of the aforementioned events, a “Corporate Event”). In addition, if the Ex-Date (as such term is defined under the TASE rules and regulations) of a Corporate Event occurs before the Record Date of a Corporate Event, then the Warrant shall not be exercised on the Ex-Date.

Section 3. Certain Adjustments.

(a) Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Ordinary Shares or ADSs or any other equity or equity equivalent securities payable in Ordinary Shares or ADSs (which, for avoidance of doubt, shall not include any ADSs issued by the Company upon exercise of this Warrant), as applicable, (ii) subdivides outstanding Ordinary Shares or ADSs into a larger number of shares, as applicable, (iii) combines (including by way of reverse share split) outstanding Ordinary Shares or ADSs into a smaller number of Ordinary Shares or ADSs, as applicable, or (iv) issues by reclassification of Ordinary Shares, ADSs or any shares of share capital of the Company, as applicable, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares or ADSs, as applicable (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares or ADSs, as applicable outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. For the purposes of clarification, the Exercise Price of this Warrant will not be adjusted in the event that the Company or any Subsidiary thereof, as applicable, sells or grants any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Ordinary Shares or Ordinary Share Equivalents, at an effective price per share less than the Exercise Price then in effect.

(b) [RESERVED]

(c) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Ordinary Shares or ADSs (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs, as applicable, are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Ordinary Shares or ADSs as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

Ex C-25

(d) Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares or ADSs, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs, as applicable, are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Ordinary Shares or ADSs as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(e) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares (including any Ordinary Shares underlying ADSs) are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs), (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization or recapitalization that requires the approval of the shareholders of the Company, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs, but not including any Ordinary Shares or ADSs held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Ordinary Share represented by each Warrant ADS that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares represented by each Warrant ADS for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share or ADS, as applicable, in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares or ADSs are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares represented by each Warrant ADS acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares or ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

Ex C-26

(f) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of an ADS, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (including Ordinary Shares underlying ADSs but excluding treasury shares, if any) issued and outstanding.

(g) Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant ADSs and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares or ADSs, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares or ADSs, (C) the Company shall authorize the granting to all holders of Ordinary Shares or ADSs rights or warrants to subscribe for or purchase any shares of share capital of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares or ADSs, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 5 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares or ADSs of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice and provided, further that no notice shall be required if the information is disseminated in a press release or document filed with the Securities and Exchange Commission . To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Ex C-27

Section 4. Transfer of Warrant.

(a) Transferability. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within two (2) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant ADSs without having a new Warrant issued.

(b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant ADSs issuable pursuant thereto.

(c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant ADSs issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

(a) No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

(b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant ADSs, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

(c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

Ex C-28

(d) Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant ADSs and underlying Ordinary Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the Warrant Shares needed for the Depositary to issue the necessary Warrant ADSs upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares and Warrant ADSs may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares and ADSs may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant ADSs in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant ADSs above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant ADSs upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Venue for resolution of disputes shall be as provided for in the Agreement.

(f) Restrictions. The Holder acknowledges that the Warrant ADSs acquired upon the exercise of this Warrant, if not registered and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

(g) Removal of Legend.  The Holder shall have the right to request restrictive legends be removed from the Shares as provided for in the Agreement.

(h) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(i) Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be undertaken in accordance with the provisions of Section 8(g) of the Agreement.

Ex C-29

(j) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADSs, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or ADSs or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(k) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(l) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant ADSs.

(m) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(n) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(o) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

(Signature Page Follows)

Ex C-30

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

NANO DIMENSION LTD.

By:
Name:
Title:

Ex C-31

EXHIBIT A

VESTING TERMS

Name of Holder: Stern YOI Ltd. Partnership

Date of Grant of Warrant: ________, 2020

Number of ADSs: up to 6,880,402 (as per June 1, 2020)

Exercise Price (per ADS): $0.75

Vesting: according to the following schedule

June 30, 2021	10% in total
September 30, 2021	20% in total
December 31, 2021	30% in total
March 31, 2022	40% in total
June 30, 2021	50% in total
September 30, 2021	60% in total
December 31, 2021	70% in total
March 31, 2022	80% in total
June 30, 2022	90% in total
September 30, 2022	95% in total
December 31, 2022	100% in total

Ex C-32

EXHIBIT B

NOTICE OF EXERCISE

TO: NANO DIMENSION LTD.

(1) The undersigned hereby elects to purchase ________ Warrant ADSs of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

☐ if permitted, the cancellation of such number of Warrant ADSs as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3) Please issue said Warrant ADSs in the name of the undersigned or in such other name as is specified below:

The Warrant ADSs shall be delivered to the following DWAC Account Number or by physical delivery of a certificate to:

[SIGNATURE OF HOLDER]

Name of Investing Entity:

Signature of Authorized Signatory of Investing Entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

Ex C-33

EXHIBIT C

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase Warrant ADSs.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:

(Please Print)

Address:

(Please Print)

Phone Number:

Email Address:

Dated:____________ _____, ______

Holder’s

Signature:

Holder’s

Address:

Ex C-34

Exhibit A-2

SERIES B WARRANT

(see attached)

Ex C-36

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

SERIES B WARRANT TO PURCHASE ORDINARY SHARES

REPRESENTED BY AMERICAN DEPOSITARY SHARES

NANO DIMENSION LTD.

Number of American Depositary Shares: _______	Issue Date: ________, 202_

THIS WARRANT TO PURCHASE ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES (the “Warrant”) certifies that, for value received, Stern YOI Ltd. Partnership or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date that is the earlier of: (i) ten days following the Issue Date hereof, or (ii) upon the occurrence of a Fundamental Transaction (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York time) on _____, 2027 (the “Termination Date”), provided that, if such date is not a Trading Day, the Termination Date should be the immediate following Trading Day but not thereafter, to subscribe for and purchase from Nano Dimension Ltd., a company organized under the laws of the State of Israel (the “Company”), up to _______ Ordinary Shares, par value 0.10 NIS per share (the “Ordinary Share(s)”) (as subject to adjustment hereunder, the “Warrant Shares”)), represented by ______ American Depositary Shares (“ADSs”), as subject to adjustment hereunder, and the ADSs issuable upon exercise of this Warrant (the “Warrant ADSs”). The purchase price of one Warrant ADS shall be equal to the Exercise Price, as defined in Section 2(b). This Warrant is issued in connection and subject to, the terms and conditions described in the Securities Purchase Agreement, dated June __, 2020, between the initial Holder and the Company (the “Agreement”).

Section 1. Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, a legal holiday in the State of Israel or any day on which banking institutions in the State of New York or in the State of Israel are authorized or required by law or other governmental action to close.

“Commission” means the United States Securities and Exchange Commission.

“Deposit Agreement” means the Amended and Restated Deposit Agreement dated as of April 15, 2019, as amended, among the Company, The Bank of New York Mellon as Depositary and the owners and holders of ADSs from time to time, as such agreement may be amended or supplemented.

“Depositary” means The Bank of New York Mellon, as Depositary under the Deposit Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Ex C-37

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares or ADSs, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares or ADSs.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means each subsidiary of the Company (collectively, the “Subsidiaries”).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the ADSs and/or the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB, OTCQX or the Tel Aviv Stock Exchange (or any successors to any of the foregoing).

Section 2. Exercise.

(a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company) and the Depositary of a duly executed facsimile copy (or .pdf copy via e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the unpaid portion of the aggregate Exercise Price for the Warrant ADSs specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs purchasable hereunder in an amount equal to the applicable number of Warrant ADSs purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant ADSs hereunder, the number of Warrant ADSs available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

(b) Exercise Price. The exercise price per ADS under this Warrant shall be the average of the VWAPs for the 10 consecutive Trading Days ending on the Trading Day that is immediately prior to the date of the applicable Subsequent Closing Purchase Notice, as defined in the Agreement (the “Exercise Price”).

Ex C-38

(c) Cashless Exercise. This Warrant may be exercised, pursuant to the sole discretion of the Holder, in whole or in part, by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant ADSs equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the ADSs on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) = the Exercise Price, as adjusted hereunder; and

(X) = the number of Warrant ADSs that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant ADSs are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant ADSs shall take on the registered characteristics of the Warrants being exercised. The Company agrees not to take any position contrary to this Section 2(c).

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the bid price of the ADSs for the time in question (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of ADSs so reported, or (d) in all other cases, the fair market value of one ADS as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the daily volume weighted average price of the ADSs for such date (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the ADSs so reported, or (d) in all other cases, the fair market value of one ADS as determined by an independent appraiser selected in good faith by the Company, the fees and expenses of which shall be paid by the Company.

Ex C-39

(d) Mechanics of Exercise.

i. Delivery of Warrant Shares Upon Exercise. The Company shall cause its registrar to deposit the Warrant Shares subject to such exercise with Depositary, and cause the Depositary to credit the account of the Holder’s or its designee’s balance account with The Depository Trust Company (or another established clearing corporation performing similar functions) through its Deposit/Withdrawal At Custodian system (“DWAC”) if the Depositary is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant ADSs to or resale of the Warrant ADSs by the Holder or (B) the Warrant ADSs are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming this Warrant is being exercised via cashless exercise), and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant ADSs to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise, by the date that is the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant ADS Delivery Date”) provided that the Warrant ADS Delivery Date shall not be deemed to have occurred until such time that the Company has received the aggregate Exercise Price. Upon delivery of the Notice of Exercise together with payment to the Company of the aggregate Exercise Price, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs. If the Company fails for any reason to deliver to the Holder the Warrant ADSs subject to a Notice of Exercise by the Warrant ADS Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant ADSs subject to such exercise (based on the VWAP of the ADSs on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant ADS Delivery Date until such Warrant ADSs are delivered or Holder rescinds such exercise. The Company agrees to maintain a depositary that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the ADSs as in effect on the date of delivery of the Notice of Exercise.

ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii. Rescission Rights. If the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs pursuant to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise; provided, however, that the Holder shall be required to return any Warrant ADSs or Ordinary Shares subject to any such rescinded exercise notice concurrently with the return to Holder of the aggregate Exercise Price paid to the Company for such Warrant ADSs and the restoration of Holder’s right to acquire such Warrant ADSs pursuant to this Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

iv. Compensation for Buy-In on Failure to Timely Deliver Warrant ADSs Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Depositary to deliver to the Holder the Warrant ADSs in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant ADS Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, ADSs to deliver in satisfaction of a sale by the Holder of the Warrant ADSs which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant ADSs for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of ADSs with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver ADSs upon exercise of the Warrant as required pursuant to the terms hereof.

Ex C-40

v. No Fractional Shares or Scrip. No fractional Warrant ADSs shall be issued upon the exercise of this Warrant. As to any fraction of an ADS which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole ADS.

vi. Charges, Taxes and Expenses. Issuance of Warrant ADSs shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant ADSs, all of which taxes and expenses shall be paid by the Company, and such Warrant ADSs shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided , however , that in the event that Warrant ADSs are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all standard Depositary fees required for same-day processing of any Notice of Exercise and all standard fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant ADSs.

vii. Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

(e) Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares held by the Holder and its Attribution Parties plus the number of Ordinary Shares represented by ADSs issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares represented by ADSs which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent Annual Report on Form 20-F, Report on Form 6-K or other public filings filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Depositary setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The “ Beneficial Ownership Limitation “ shall be 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares represented by ADSs issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares represented by ADSs upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Ex C-41

(f) TASE Exercise Limitations. Notwithstanding the above, the Warrants may not be exercised on the Record Date (as such term is defined under the Tel-Aviv Stock Exchange Ltd. (“TASE”) rules and regulations) of: (i) a distribution of bonus shares; (ii) a rights offer; (iii) any distribution of dividends; (iv) a consolidation of the share capital of the Company; (v) a share split; or (vi) a reduction of the share capital of the Company (each of the aforementioned events, a “Corporate Event”). In addition, if the Ex-Date (as such term is defined under the TASE rules and regulations) of a Corporate Event occurs before the Record Date of a Corporate Event, then the Warrant shall not be exercised on the Ex-Date.

Section 3. Certain Adjustments.

(a) Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Ordinary Shares or ADSs or any other equity or equity equivalent securities payable in Ordinary Shares or ADSs (which, for avoidance of doubt, shall not include any ADSs issued by the Company upon exercise of this Warrant), as applicable, (ii) subdivides outstanding Ordinary Shares or ADSs into a larger number of shares, as applicable, (iii) combines (including by way of reverse share split) outstanding Ordinary Shares or ADSs into a smaller number of Ordinary Shares or ADSs, as applicable, or (iv) issues by reclassification of Ordinary Shares, ADSs or any shares of share capital of the Company, as applicable, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares or ADSs, as applicable (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares or ADSs, as applicable outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. For the purposes of clarification, the Exercise Price of this Warrant will not be adjusted in the event that the Company or any Subsidiary thereof, as applicable, sells or grants any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Ordinary Shares or Ordinary Share Equivalents, at an effective price per share less than the Exercise Price then in effect.

(b) [RESERVED]

(c) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Ordinary Shares or ADSs (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs, as applicable, are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Ordinary Shares or ADSs as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

Ex C-42

(d) Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares or ADSs, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs, as applicable, are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Ordinary Shares or ADSs as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(e) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares (including any Ordinary Shares underlying ADSs) are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs), (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization or recapitalization that requires the approval of the shareholders of the Company, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs, but not including any Ordinary Shares or ADSs held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Ordinary Share represented by each Warrant ADS that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares represented by each Warrant ADS for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share or ADS, as applicable, in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares or ADSs are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares represented by each Warrant ADS acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares or ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

Ex C-43

(f) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of an ADS, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (including Ordinary Shares underlying ADSs but excluding treasury shares, if any) issued and outstanding.

(g) Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant ADSs and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares or ADSs, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares or ADSs, (C) the Company shall authorize the granting to all holders of Ordinary Shares or ADSs rights or warrants to subscribe for or purchase any shares of share capital of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares or ADSs, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 5 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares or ADSs of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice and provided, further that no notice shall be required if the information is disseminated in a press release or document filed with the Securities and Exchange Commission . To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Ex C-44

Section 4. Transfer of Warrant.

(a) Transferability. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within two (2) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant ADSs without having a new Warrant issued.

(b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant ADSs issuable pursuant thereto.

(c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant ADSs issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

(a) No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

(b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant ADSs, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

Ex C-45

(c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

(d) Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant ADSs and underlying Ordinary Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the Warrant Shares needed for the Depositary to issue the necessary Warrant ADSs upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares and Warrant ADSs may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares and ADSs may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant ADSs in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant ADSs above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant ADSs upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Venue for resolution of disputes shall be as provided for in the Agreement.

(f) Restrictions. The Holder acknowledges that the Warrant ADSs acquired upon the exercise of this Warrant, if not registered and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

(g) Removal of Legend.  The Holder shall have the right to request restrictive legends be removed from the Shares as provided for in the Agreement.

Ex C-46

(h) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(i) Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be undertaken in accordance with the provisions of Section 8(g) of the Agreement.

(j) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADSs, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or ADSs or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(k) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(l) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant ADSs.

(m) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(n) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(o) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

(Signature Page Follows)

Ex C-47

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

NANO DIMENSION LTD.

By:
Name:
Title:

Ex C-48

EXHIBIT A

NOTICE OF EXERCISE

TO: NANO DIMENSION LTD.

(1) The undersigned hereby elects to purchase ________ Warrant ADSs of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

☐ if permitted, the cancellation of such number of Warrant ADSs as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3) Please issue said Warrant ADSs in the name of the undersigned or in such other name as is specified below:

The Warrant ADSs shall be delivered to the following DWAC Account Number or by physical delivery of a certificate to:

[SIGNATURE OF HOLDER]

Name of Investing Entity:

Signature of Authorized Signatory of Investing Entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

Ex C-49

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase Warrant ADSs.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:

(Please Print)

Address:

(Please Print)

Phone Number:

Email Address:

Dated:____________ _____, ______

Holder’s

Signature:

Holder’s

Address:

Ex C-50

NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Yoav Stern, Chief Executive Officer, Ms. Yael Sandler, Chief Financial Officer and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s counsel Har-Even & Co. at “Beit Zion,” 41-45 Rothschild Blvd., 7th Fl., Tel Aviv 6578401, Israel, on July 7, 2020, at 12:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NANO DIMENSION LTD.

July 7, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To appoint Somekh Chaikin as the Company’s independent registered public accounting firm for the year ending December 31, 2020, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.	To approve the Increase of Share Capital by NIS 1,000,000,000, to NIS 1,250,000,000, divided into 12,500,000,000 Ordinary Shares, par value NIS 0.10 each, and to amend the Company’s articles of association to effect the same, as set forth in the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

3.	To approve the Additional Increase of Share Capital by NIS 2,500,000,000, to NIS 3,750,000,000, divided into 37,500,000,000 Ordinary Shares, par value NIS 0.10 each, and to amend Article 35 of the Company’s articles of association, as set forth in the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

4.	To amend and restate the Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

4a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the proposal, as set forth in the Proxy Statement*

☐           YES             ☐           NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

5.	To approve the proposed Amended Terms of Mr. Yoav Stern, with regard to his position as the Company’s President and Chief Executive Officer, as set forth in Exhibit B of this proxy statement, and to authorize the Company to enter into the Amended Advisory Agreement with Mr. Stern reflecting such Amended Terms.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

5a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the proposal, as set forth in the Proxy Statement*

☐           YES             ☐           NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.

6.	To approve the investment by Mr. Yoav Stern and the issuance of warrants to Mr. Yoav Stern, as set forth in Exhibit C to the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

6a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the proposal, as set forth in the Proxy Statement*

☐           YES             ☐           NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.

7.	To grant Mr. Ofir Baharav, Mr. Simon Anthony-Fried, Mr. Amit Dror, Mr. Yaron Eitan, Mr. Roni Kleinfeld, Mr. Christopher Moran, and Ms. Nira Poran, options to purchase Ordinary Shares, as set forth in the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

7a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the proposal, as set forth in the Proxy Statement?*

☐           YES             ☐           NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2020
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2020
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.